FNCB

US 03

The American Road to Success

First National Community Bancorp, Inc. Annual Report 2003


The average person travels 189 miles a year on foot, less than 3% of the overall distance travelled.

The American Road to Success

Road construction dates back to about 4000 BC. There are early roads in the Middle East made of stone and timber. Roads preserved in swamps were discovered in England from that same time period. The first roads in America were developed to serve wagons, coaches and bicycles. But it was the invention of the automobile that got the federal government involved in road development.

The Federal Highway Act of 1921 was established to construct a paved two-lane interstate highway system. However, it wasn't until President Eisenhower signed the Federal Aid Highway Act of 1956 that the interstate highway program got underway. Throughout the 1970's and 80's the Federal Highway Administration opened 99 percent of the 42,000 miles of the Interstate Highway System.

Today the American road is an important link to our national resources. Like the famous American highways, FNCB's community branches are designed to connect the main streets of rural and urban Northeastern Pennsylvania and give our customers access to the most convenient and modern banking facilities available. And like our highway system, we are...poised for steady growth.

First National Community Bancorp, Inc. has an unparalleled understanding of the people of the community it serves. This understanding allows us to provide fiscal value to our customers and shareholders. Our long-term plan of investing in automation and technology gave us another record year of high productivity and cost savings.

Our success as a financial institution is based on the fundamental belief that customers and shareholders want and embrace intelligent banking choices presented in a straight forward, no-nonsense way. The American highway system helped spirit the driving force of our optimism. FNCB's fiscal principles are the inter-regional strength that is leading Northeastern Pennsylvania on the road to financial success.


S. MAIN
MEMORIAL HWY.

Table of Contents



EXIT 186
Dunmore
Drinker St

Highlights of the Year

(In thousands, except per share data)

AT YEAR END:	2003	2002	% Change
Total Assets	$ **816,303**	$ 735,327	11.0
Net Loans	**552,197**	487,976	13.2
Total Deposits	**602,069**	540,475	11.4
Stockholders' Equity	**68,738**	62,843	9.4
FOR THE YEAR:			
Net Interest Income before Provision for Credit Losses	$ **23,295**	$ 22,060	5.6
Provision for Credit Losses	**1,200**	1,400	(14.3)
Other Income	**4,184**	3,676	13.8
Other Expenses	**15,483**	14,248	8.7
Income before Income Taxes	**10,796**	10,088	7.0
Provision for Income Taxes	**2,159**	2,063	4.7
Net Income	$ **8,637**	$ 8,025	7.6
PER SHARE DATA:			
Net Income - basic[1]	$ **1.64**	$ 1.56	5.1
Net Income - diluted[1]	$ **1.57**	$ 1.50	4.7
Cash Dividends	$ **0.62**	$ 0.55	12.7
Book Value[1][2]	$ **13.06**	$ 12.21	7.0
Weighted Average Shares Outstanding - basic[1]	**5,264,489**	5,148,126	--
Weighted Average Shares Outstanding - diluted[1]	**5,493,595**	5,353,427	--
SELECTED RATIOS:			
Return on Average Assets	**1.11%**	1.12%	(0.9)
Return on Average Stockholders' Equity[2]	**13.15%**	13.96%	(5.8)
Total Risk-Based Capital/Risk-Adjusted Assets	**11.47%**	11.68%	(1.8)

[1]Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year. All share and per share information includes the retroactive effect of the 100% stock dividend paid January 31, 2003.
[2]Reflects the effect of SFAS No. 115 in the amount of $2,635,000 in 2003 and $4,838,000 in 2002.


Employees
who bicycle have
greater job satisfaction,
are more productive and
miss work less often
due to illness.

Mission Statement

The mission of First National Community Bancorp, Inc. is to enhance the value of its shareholders' investment by maximizing long-term earnings, and we intend to accomplish this objective by offering the highest quality of service to meet the needs of our most important asset, our loyal customer base. As a responsible member of the community we take great pride in having a board of directors and senior management with an interest in the community making the business decisions which affect the operations of the company and the welfare of the community. The company, and all individuals associated with our institution, will strive to maintain the highest ethical standards and exhibit leadership, integrity, enthusiasm and vision in the pursuit of our mission.

OUR MARKET

With sixteen community bank offices strategically located throughout Lackawanna and Luzerne Counties, First National Community Bancorp, Inc. is positioned to be the premier financial services provider in Northeastern Pennsylvania. We will continue to evaluate opportunities that will provide access to customers and markets that compliment our long-term goals.

Lackawanna County Offices

DUNMORE
102 E. Drinker St.
Dunmore

SCRANTON
419-421 Spruce St.
Scranton

DICKSON CITY
934 Main St.
Dickson City

FASHION MALL
277 Scr./Carb. Hwy.
Scranton

DALEVILLE
Routes 502 & 435
Daleville

CLARKS GREEN
269 E. Grove St.
Clarks Green

Luzerne County Offices

WILKES-BARRE
23 W. Market St.
Wilkes-Barre

PITTSTON
1700 N. Township Blvd.
Pittston

KINGSTON
754 Wyoming Ave.
Kingston

EXETER
1625 Wyoming Ave.
Exeter

PLAINS
27 N. River Rd.
Plains

BACK MOUNTAIN
169 N. Memorial Hwy.
Shavertown

HANOVER TOWNSHIP
734 San Souci Parkway
Hanover Township

NANTICOKE
194 S. Market St.
Nanticoke

HAZLETON
330-352 West Broad Street
Hazleton

ROUTE 315
40 Highway 315
Pittston


Deposits By County
Luzerne
5 10 25
90 MINUTE
TIME LIMIT
VEHICLE SUBJECT TO CITATION IF PARKED IN THIS STALL LONGER THAN
90 MINUTES
STRICTLY ENFORCED
Lackawanna County $435,472
Luzerne County $166,597


Loans By County
Luzerne
5 10 25
90 MINUTE
TIME LIMIT
VEHICLE SUBJECT TO CITATION IF PARKED IN THIS STALL LONGER THAN
90 MINUTES
STRICTLY ENFORCED
Lackawanna County $414,895
Luzerne County $143,880




W. Market ST
19
18

TO OUR SHAREHOLDERS:

A company's business plan, much like the architect's blueprint, provides a roadmap which is used to perform the job at hand. Here in Northeastern Pennsylvania, one of our area's strongest assets is our highway system and the access it provides to metropolitan areas such as Boston, New York and Philadelphia as well as to the back roads of the Poconos and small town America. At FNCB, our vision has lead us from our roots in Dunmore to Scranton and Wilkes-Barre as well as to towns such as Pittston, Nanticoke and Hazleton. We will continue to look for opportunities in the markets we serve as well as through expansion into new markets. Our mission has been established. Our efforts, unrelenting.

The mission of First National Community Bank is to Enhance The Value Of Its Shareholders' Investment ...

As we look back on the year of 2003, we are once again proud of our accomplishments. Total assets increased $81 million during the year to over $816 million. Loan growth in 2003 was over $64 million while our deposit growth was over $61 million, increases of 13% and 11% respectively. Our reserve for credit losses remains strong and our core capital was strengthened through earnings retention and new stock issuance. Loan and deposit growth combined with effective pricing techniques contributed to a $1.2 million increase in net interest income. Service charges and fee income also improved in 2003, allowing us to continue to improve annual earnings in spite of the costs associated with expansion. Net income amounted to $8.6 million in 2003, a $612,000, or 7.6%, increase over the previous record total and a significant accomplishment during a low rate environment which saw many banks struggle to meet earnings expectations. While we consider the past year to be a success, we also realize there is much to be done. Our mission is clear. Our plan is sound.

... And We Intend To Accomplish This Objective By Offering The Highest Quality Of Service To Meet The Needs Of Our Most Important Asset, Our Loyal Customer Base ...

During 2003, shareholders benefited from the success of the company through increased cash dividends, a 100% stock dividend and improved market valuations. Cash dividends per share increased 13% to $.62 per share, an attractive 2.18% return based on our year end stock price of $28.50. The 100% stock dividend issued early in 2003 also enhanced the value of our shareholders' investment, resulting in a total return of over 55% after considering cash dividends and price appreciation. We are delighted to see that our investors have been rewarded for our recent accomplishments. We look forward to sharing future benefits as we continue on our road to success. Our mission is time-honored. Our reputation is growing.

... As A Responsible Member Of The Community We Take Great Pride In Having A Board Of Directors And Senior Management With An Interest In The Community Making The Business Decisions Which Affect The Operations Of The Company And The Welfare Of The Community ...

In addition to the financial success we experienced in 2003, we expanded our physical presence and added services for both customers and shareholders. In October we opened the doors to a new facility on West Broad Street in Hazleton. By year end, the office had over 200 deposit accounts totaling $8.6 million dollars and $4.5 million in loans outstanding. We look forward to expanding relationships in the Hazleton community as we travel new roads in search of opportunities. Our sixteenth community office located on Route 315 in Pittston opened in February. This office will expand our presence in the Luzerne County marketplace, providing convenient banking services to both new and existing customers. Additional automatic teller machine locations and enhanced electronic banking services were also added during 2003 for our customers' convenience, making 24-hour banking,

Each year line painting crews in NE Pennsylvania use more than 150,000 gallons of white and yellow paint and 1,000,000 lbs. of glass beads (for reflectivity). That's enough material to paint a 6-inch wide line that's 10,000 miles long!

seven days a week available to anyone seeking the expediency of such services. The company also provided "Direct Deposit of Dividends" in 2003. This service eliminates the possibility of lost dividend checks and provides immediate credit to your account. It is through these new community offices and expanded services that our mission is fulfilled. YOU are our most important asset!

...The Company, And All Individuals Associated With Our Institution, Will Strive To Maintain The Highest Ethical Standards And Exhibit Leadership, Integrity, Enthusiasm And Vision In The Pursuit Of Our Mission.

In the pages of this annual report, you can review the success we experienced during 2003. As you focus on our mission statement, envision with us the opportunities that lie ahead. New markets, higher interest rates, increased competition and technological advances are just a few of the opportunities and threats that will face us in the years to come. Success is a journey, not a destination. Our vision will be tested again...

OUR MISSION IS CLEAR. THE ROAD IS LONG.



Louis A. DeNaples
CHAIRMAN OF THE BOARD

J. David Lombardi
PRESIDENT AND CHIEF EXECUTIVE OFFICER



The average
commute to the office
in NE Pennsylvania
is 25.2 minutes.

On average, in excess of 400 miles of roadway are paved each year in NE Pennsylvania.

Community In Roads

A community by definition is a group of people bound together by common interests, goals or practices. Communities are relationships between people with common values and shared histories.

The roads of Northeastern Pennsylvania tie our communities together. A community made stronger by diversity. Regardless of background ... social, spiritual, educational, ethnic, or political, the people of this region always work together for the common good.

FNCB takes great pride in being a community bank. We understand to use the word meaningfully we must also pledge to make a significant commitment to every citizen of Northeastern Pennsylvania. A pledge to communicate honestly and to use all our resources to ensure everyone's financial success.

Being a *true* community bank is a great responsibility. It means taking an active role focusing on improving the financial relationships between individuals and groups and institutions throughout Northeastern Pennsylvania.

It is a commitment based on an equal partnership of sharing skills, knowledge and experience to make our region grow and prosper.

At FNCB Community Is Our Middle Name.




MAIN ST.

Pennsylvania's roads have been bringing our customers to our bank since we first opened our doors in 1910.

From Scranton's first electric streetcar system, to the new Casey Highway, to the Cross Valley Expressway, our roads have played a key role in the development of our community.

The highways of Northeastern Pennsylvania have strengthened our links to America ... and like First National Community Bancorp, Inc. their growth inevitably leads to a better place to live and work.


In the past ten years traffic on our interstates has doubled. One out of every four vehicles traveling on our interstate highways is a truck.

Each year
NE Pennsylvania
uses 1,000,000
tons of stone, rock,
gravel and sand for
road construction
and repair.



The American highway system helped spirit the driving force of our optimism. FNCB's fiscal principles are the inter-regional strength that is leading Northeastern Pennsylvania on the road to financial success.

www.fncb.com



FINANCIAL REPORT

The American Road to Success

(In thousands, except per share data)
For the Years Ended December 31,

	2003	2002	2001	2000	1999
Total assets	$ 816,303	$ 735,327	$ 676,307	$ 583,852	$ 540,363
Interest-bearing balances with financial institutions	2,673	3,368	3,161	3,359	2,874
Securities	211,353	205,492	194,109	152,316	146,528
Net loans	552,197	487,976	439,884	393,125	359,244
Total deposits	602,069	540,475	517,334	460,418	411,126
Stockholders' equity	68,738	62,843	51,786	46,684	37,055
Net interest income before provision for credit losses	23,295	22,060	19,233	19,021	17,643
Provision for credit losses	1,200	1,400	1,220	970	1,020
Other income	4,184	3,676	3,151	1,382	1,577
Other expenses	15,483	14,248	12,683	11,752	10,795
Income before income taxes	10,796	10,088	8,481	7,681	7,405
Provision for income taxes	2,159	2,063	1,701	1,661	1,756
Net income	8,637	8,025	6,780	6,020	5,649
Cash dividends paid	$ 3,267	$ 2,832	$ 2,455	$ 2,202	$ 1,922
Per share data:					
Net income - basic[1]	$ 1.64	$ 1.56	$ 1.34	$ 1.20	$ 1.17
Net income - diluted[1]	$ 1.57	$ 1.50	$ 1.31	$ 1.20	$ 1.17
Cash dividends[2]	$ 0.62	$ 0.55	$ 0.49	$ 0.44	$ 0.40
Book value[1][3]	$ 13.06	$ 12.21	$ 10.23	$ 9.33	$ 7.70
Weighted average number of shares outstanding - basic[1]	5,264,489	5,148,126	5,061,996	5,004,490	4,814,556
Weighted average number of shares outstanding - diluted[1]	5,493,595	5,353,427	5,189,441	5,037,692	4,814,556

[1]Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year, after giving retroactive effect to the 100% stock dividend paid January 31, 2003.
[2]Cash dividends per share have been restated to reflect the retroactive effect of the 100% stock dividend paid January 31, 2003.
[3]Reflects the effect of SFAS No. 115 in the amount of $2,635,000 in 2003, $4,838,000 in 2002, $536,000 in 2001, $880,000 in 2000 and $(4,252,000) in 1999.

The following financial review of First National Community Bancorp, Inc. is presented on a consolidated basis and is intended to provide a comparison of the financial performance of the company, including its wholly-owned subsidiary, First National Community Bank for the years ended December 31, 2003, 2002 and 2001. The information presented below should be read in conjunction with the company's consolidated financial statements and accompanying notes appearing elsewhere in this report.

SUMMARY

Net Income was $8,637,000 in 2003 which was $612,000, or 8%, higher than the $8,025,000 earned in 2002. The $8,025,000 earned in 2002 was $1,245,000, or 18%, higher than the $6,780,000 earned in 2001. Basic earnings per share were $1.64, $1.56 and $1.34 in 2003, 2002 and 2001. The weighted average number of shares outstanding in 2003 was 5,264,489 while the weighted average number of shares in 2002 and 2001 were 5,148,126 and 5,061,996.

The increase reported in 2003 over the 2002 earnings was due primarily to the $1.2 million improvement in net interest income before providing for credit losses. Total other income also improved $508,000 in comparison to the prior year as service charges and fees improved $359,000, or 14%, and gains from the sale of loans, securities and other real estate increased $149,000. The provision for credit losses was $200,000 lower than the 2002 level, also contributing to the improved earnings. These increases were offset partially by a $1.2 million increase in total expenses and $96,000 of additional book tax expense.

The earnings improvement recognized in 2002, as compared to 2001, includes a $2.8 million, or 15%, increase in net interest income before the provision for credit losses, a $359,000, or 17%, increase in fee income and a $166,000 increase in net gains from the sale of assets. Growth also contributed to a $1.6 million, or 12%, increase in operating expenses, a $180,000 increase in the credit loss provision and a $362,000 increase in federal income tax expense.

Return on assets for the years ended December 31, 2003, 2002 and 2001 was 1.11%, 1.12% and 1.05%. Return on equity was 13.15% in 2003, 13.96% in 2002 and 13.50% in 2001.

NET INTEREST INCOME

Net interest income, the difference between interest income and fees on earning assets and interest expense on deposits and borrowed funds, is the largest component of the company's operating income and as such is the primary determinant of profitability. Changes in net interest income occur due to fluctuations in the balances and/or mixes of interest-earning assets and interest-bearing liabilities, and changes in their corresponding interest yields and costs. Before providing for future credit losses, net interest income increased $1,235,000 in 2003 due to growth in loans and securities combined with the positive effect of repricing on interest sensitive assets and liabilities. Changes in nonperforming assets, together with interest lost and recovered on those assets, also impact comparisons of net interest income. In the following schedules, net interest income is analyzed on a tax-equivalent basis, thereby increasing interest income on certain tax-exempt loans and investments by the amount of federal income tax savings realized. In this manner, the true economic impact on earnings from various assets and liabilities can be more accurately compared.

During 2003, tax-equivalent net interest income increased $1,250,000, or 5%, over the 2002 level. Significant loan growth had a major impact on the improved earnings. Effective asset-liability management techniques also contributed to the earnings improvement as sound pricing policies limited compression in the net interest margin during a year which saw interest rates reach decade old lows.

Average loans increased $49 million, or 11%, over the 2002 level, but earnings on the portfolio decreased $786,000 as rates earned on variable rate assets declined and new growth was added at historically low levels. Commercial loan balances increased by $41 million, or 12%, but earnings on these assets decreased $82,000 due to repricing and new growth rates. Average consumer loans increased $7.5 million in 2003 due primarily to growth in home equity loans and an increase in the indirect auto portfolio. Falling interest rates also had a significant impact on consumer loan income as earnings from the portfolio was $704,000 lower than the year before. Overall, the yield earned on total loans declined eighty-one basis points in 2003 which resulted in $786,000 less earnings on $49 million more loans.

Total securities were $10 million higher than the 2002 average balance. Falling interest rates also had a negative impact on the securities portfolio as the low rates of 2003 lead to record mortgage-refinancing activity, resulting in an acceleration of principal prepayments on securities. As these monies are reinvested at current rates, earnings compression occurs. During 2003, the yield earned on average securities was eighty-five basis points lower than in 2002, contributing to the $1.2 million reduction in interest income. Money market assets were also impacted by falling rates combined with a planned reduction in this lowest yielding asset. A $4 million decrease in average money market assets and a fifty-seven basis point drop in the rate earned on these assets lead to a $140,000 decrease in interest income.

Average interest-bearing deposits increased $25 million in 2003 due primarily to growth in lower costing demand and savings balances. Interest rate reductions had a positive impact on the company's earnings in this area as the eighty-five basis point decrease in the cost of deposits resulted in a $3.5 million reduction in interest expense. Borrowed funds and other interest-bearing liabilities were $15 million higher on average than last year, but a fifty basis point reduction in the cost of these funds limited the increased expense to $151,000.

As a result of the growth of the balance sheet combined with a reduction in the yields earned and paid, the company's net interest margin decreased nine basis points from the 3.53% reported in 2002 to 3.44%. Another factor affecting the company's net interest margin are investment leveraging transactions which match assets with liabilities at var-


NET INCOME $ in millions
5.649
6.020
6.780
8.025
8.637
1999
2000
2001
2002
2003


Net Interest Income
Before Provision
$ in millions
17.643
19.021
19.233
22.060
23.295
1999
2000
2001
2002
2003

Yield Analysis
(in thousands-taxable equivalent basis)(1)

	2003			2002			2001		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS:									
Earning Assets:(2)									
Commercial loans-taxable	$ 371,296	$ 21,869	5.89%	$ 329,175	$ 21,810	6.63%	$ 281,930	$ 22,293	7.91%
Commercial loans-tax free	18,412	1,384	7.52	19,250	1,525	7.92	14,434	1,404	9.73
Mortgage loans	20,869	1,435	6.88	22,307	1,742	7.81	32,524	2,570	7.90
Installment loans	100,287	6,521	6.50	91,296	6,918	7.58	90,331	7,379	8.17
Total Loans	510,864	31,209	6.11	462,028	31,995	6.92	419,219	33,646	8.03
Securities-taxable	161,089	6,989	4.34	153,831	8,383	5.45	134,503	8,567	6.37
Securities-tax free	55,234	4,322	7.83	52,119	4,141	7.95	47,492	3,819	8.04
Total Securities	216,323	11,311	5.23	205,950	12,524	6.08	181,995	12,386	6.81
Interest-bearing deposits with banks	3,285	82	2.50	3,380	138	4.08	3,494	228	6.53
Federal funds sold	3,528	43	1.22	7,659	127	1.66	9,517	377	3.96
Total Money Market Assets	6,813	125	1.83	11,039	265	2.40	13,011	605	4.65
Total Earning Assets	734,000	42,645	5.81	679,017	44,784	6.60	614,225	46,637	7.59
Non-earning assets	48,542			43,898			35,349		
Allowance for credit losses	(6,625)			(5,995)			(5,284)		
Total Assets	$ 775,917			$ 716,920			$ 644,290		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-Bearing Liabilities:									
Interest-bearing demand deposits	$ 116,196	$ 1,097	0.94%	$ 104,968	$ 1,750	1.67%	$ 93,583	$ 2,549	2.72%
Savings deposits	66,974	599	0.89	56,878	799	1.40	46,892	951	2.03
Time deposits over $100,000	95,090	2,199	2.31	93,501	2,750	2.94	86,540	4,474	5.17
Other time deposits	226,592	7,278	3.21	224,820	9,414	4.19	220,940	12,594	5.70
Total Interest-Bearing Deposits	504,852	11,173	2.21	480,167	14,713	3.06	447,955	20,568	4.59
Borrowed funds and other interest-bearing liabilities	131,616	6,237	4.74	116,220	6,086	5.24	91,793	5,061	5.51
Total Interest-Bearing Liabilities	636,468	17,410	2.74	596,387	20,799	3.49	539,748	25,629	4.75
Demand deposits	68,273			57,926			48,104		
Other liabilities	5,763			5,382			6,503		
Stockholders' equity	65,413			57,225			49,935		
Total Liabilities and Stockholders' Equity	$ 775,917			$ 716,920			$ 644,290		
Net Interest Income Spread		$ 25,235	3.07%		$ 23,985	3.11%		$ 21,008	2.84%
Net Interest Margin			3.44%			3.53%			3.42%

(1) In this schedule and other schedules presented on a tax-equivalent basis, income that is exempt from federal income taxes, i.e. interest on state and municipal securities, has been adjusted to a taxable equivalent basis using a 34% federal income tax rate.

(2) Excludes non-performing loans.

ious points in the interest rate cycles. These transactions provided over $700,000 of net interest income in 2003, but the interest spread of seventy-nine basis points had a negative impact on the company's net interest margin. Exclusive of these transactions, the 2003 margin would have been 3.82% which is twelve basis points lower than the comparable 3.94% recorded in 2002.

In 2002, tax-equivalent net interest income improved $2,977,000, or 14%, over the prior period. Growth in loans and securities contributed to increased earnings while deposit liabilities repriced downward.

Average loans increased $43 million, or 10%, in 2002, but a decrease in the average yield earned resulted in a $1.7 million reduction in interest income. Commercial loan balances increased $52 million on average, but earnings decreased $362,000 as the continued low rate environment reduced the yield earned. Residential mortgage loan balances decreased $10 million on average as most new loans were sold upon origination. Earnings on mortgage loans were $828,000 lower than in 2001 due to the reduced balances and lower interest rates. Other consumer loan balances increased $1 million in 2002, but earnings decreased $461,000 due to the lower yields earned.

Average securities increased $24 million during the year, but the improvement in earnings was limited to $138,000 due to the seventy-three basis point reduction in the average yield earned. Money market assets were $2 million lower this year, resulting in a $340,000 decrease in earnings.

Average interest-bearing deposits increased $32 million, or 7%, in 2002. Low cost savings and demand balances increased $21 million during the year, but the reduction in rates lead to a $951,000 decrease in the cost of these deposits. Certificates of deposit grew $11 million on average, but repricing resulted in a $5 million decrease in the interest expense. Borrowed funds and other interest-bearing liabilities increased $24 million, resulting in an additional $1 million of interest expense.

Growth of the balance sheet combined with a twenty-seven basis point improvement in the net interest income spread contributed to an improvement in the net interest margin from the 3.42% reported in 2001 to 3.53%. Investment leveraging transactions continued to add to the profitability of the company in 2002, contributing $1 million to pre-tax income at an average spread of 101 basis points. Exclusive of these transactions, the 2002 net interest margin would have improved twenty-six basis points to 3.94%.

RATE VOLUME ANALYSIS

The most significant impact on net income between periods is derived from the interaction of changes in the volume and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods. Components of interest income and interest expense are presented on a tax-equivalent basis using the statutory federal income tax rate of 34%.

CURRENT YEAR

In 2003, tax-equivalent net interest income was $1,250,000 higher than the 2002 total. Growth of the balance sheet added $2.5 million to earnings in 2003 as the $3.8 million of income earned on new loans and securities more than offset the $1.3 million cost of new deposits and borrowings. Loan growth added $3.2 million of income while new securities and money market assets provided an additional $567,000. Interest expense increased $445,000 due to deposit growth while the additional borrowed funds cost $806,000. Repricing and growth at historically low levels had a negative impact on earnings in 2003. The reduced yield on loans resulted in a $4 million decrease due to rate while income from investment securities and money market assets decreased $1.9 million from the 2002 level. Interest expense was also impacted by falling rates but to a lesser extent as rate reductions on lower costing demand and savings balances were limited. Interest on deposits decreased $4.0 million in 2003 and the cost of borrowed funds decreased $655,000 due to the lower cost of newly originated borrowings.

PRIOR YEAR

In 2002, tax-equivalent net interest income increased $3 million over the prior year. Balance sheet growth added $2.6 million as the $5 million of income earned on new loans and securities exceeded the $2.4 million cost of new deposits and borrowings. Repricing also provided $366,000 of additional earnings as the continued low rate environment of 2002 provided the opportunity for interest-bearing liabilities to reset to current levels. Interest income was also negatively impacted by the repricing, but to a lesser extent than interest expense.

Loan growth added $3.5 million to interest income, due to the $4.2 million increase from commercial loans. This increase was offset by the $5.1 million decrease in earnings caused by the repricing of variable rate loans and growth at lower than historical levels. New investment securities provided $1.6 million of additional income less the $1.5 million decrease due to repricing. Income from money market assets decreased $82,000 due to balances and $258,000 due to repricing.

New deposits added $1.1 million of interest expense, but repricing reduced this cost by $6.9 million. An increase in borrowed funds cost $1.3 million but repricing and new low-cost borrowings lead to a $322,000 decrease in this area of funding.

The following table shows the effect of changes in volume and interest rates on net interest income. The variance in interest income or expense due to the combination of rate and volume has been allocated proportionately.

Rate/Volume Variance Report(1)
(in thousands-taxable equivalent basis)

	2003 vs 2002			2002 vs 2001		
		Increase(Decrease)			Increase(Decrease)	
	Total Change	Due to Volume	Due to Rate	Total Change	Due to Volume	Due to Rate
Interest Income:						
Commercial loans-taxable	$ 59	$ 2,803	$ (2,744)	$ (483)	$ 3,769	$ (4,252)
Commercial loans-tax free	(141)	(66)	(75)	121	469	(348)
Mortgage loans	(307)	(112)	(195)	(828)	(807)	(21)
Installment loans	(397)	596	(993)	(461)	61	(522)
Total Loans	(786)	3,221	(4,007)	(1,651)	3,492	(5,143)
Securities-taxable	(1,394)	392	(1,786)	(184)	1,234	(1,418)
Securities-tax free	181	247	(66)	322	372	(50)
Total Securities	(1,213)	639	(1,852)	138	1,606	(1,468)
Interest-bearing deposits with banks	(56)	(4)	(52)	(90)	(8)	(82)
Federal funds sold	(84)	(68)	(16)	(250)	(74)	(176)
Total Money Market Assets	(140)	(72)	(68)	(340)	(82)	(258)
Total Interest Income	(2,139)	3,788	(5,927)	(1,853)	5,016	(6,869)
Interest Expense:						
Interest-bearing demand deposits	(653)	182	(835)	(799)	277	(1,076)
Savings deposits	(200)	137	(337)	(152)	200	(352)
Time deposits over $100,000	(551)	47	(598)	(1,724)	360	(2,084)
Other time deposits	(2,136)	79	(2,215)	(3,180)	221	(3,401)
Total Interest-Bearing Deposits	(3,540)	445	(3,985)	(5,855)	1,058	(6,913)
Borrowed funds and other interest-bearing liabilities	151	806	(655)	1,025	1,347	(322)
Total Interest Expense	(3,389)	1,251	(4,640)	(4,830)	2,405	(7,235)
Net Interest Income	$ 1,250	$ 2,537	$ (1,287)	$ 2,977	$ 2,611	$ 366

(1) Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

PROVISION FOR CREDIT LOSSES

The provision for credit losses varies from year to year based on management's evaluation of the adequacy of the allowance for credit losses in relation to the risks inherent in the loan portfolio. In its evaluation, *management considers credit quality, changes in loan volume, compo*sition of the loan portfolio, past experience, delinquency trends, and the economic conditions. Consideration is also given to examinations performed by regulatory authorities and the company's independent auditors. The provision for credit losses was $1,200,000 in 2003, $1,400,000 in 2002, and $1,220,000 in 2001. The ratio of the loan loss reserve to total loans was 1.18% at December 31, 2003 and 1.24% at December 31, 2002.

OTHER INCOME

Other Income	2003	2002	2001
		(in thousands)	
Service charges	$ 1,575	$ 1,371	$ 1,059
Net gain on the sale of securities	657	366	604
Net gain on the sale of loans	555	339	298
Net gain on the sale of other real estate	96	454	91
Other	1,301	1,146	1,099
Total Other Income	$ 4,184	$ 3,676	$ 3,151

The company's other income category can be separated into three distinct sub-categories; service charges make up the core component of this area of earnings while net gains (losses) from the sale of assets and other fee income comprise the balance.

During 2003, other income increased $508,000, or 14%, over the prior year. Service charges on deposits improved by $204,000, or 15%, due primarily to an increase in assessable accounts as well as revisions to the fee schedule. Other fee income improved $155,000 in 2003 comprised of an $89,000 increase in letter of credit fees, a $35,000 increase in merchant credit card processing and a $31,000 net increase in all other fees. Gains from asset sales totaled $1.3 million in 2003 which was $149,000 higher than the 2002 total. Investment securities were sold to restructure the portfolio while long-term, fixed-rate residential mortgage loans were sold to minimize interest rate risk.

In 2002, service charges on deposits improved $312,000, or 30%, due to the growth of the assessable deposit base. Net gains from the sale of other real estate increased $363,000 in 2002 as several of these non-earning assets were disposed of profitably. The decrease recorded in net gains on the sale of securities can be attributed to less activity and the portfolio management performed in the fourth quarter of 2001. The company also continued to shed interest-rate risk by selling over $32 million of the low rate residential mortgage loans that were originated during this low rate environment. A net gain of $339,000 was recognized on these sales.

OTHER EXPENSES

Other Expenses	2003	2002	2001
		(in thousands)	
Salary expense	$ 6,061	$ 5,569	$ 4,985
Employee benefit expense	1,580	1,421	1,171
Occupancy expense	1,471	1,388	1,178
Equipment expense	1,193	1,161	987
Directors fees	464	372	376
Advertising expense	575	604	491
Data processing expense	1,116	941	925
Other operating expenses	3,023	2,792	2,570
Total Other Expenses	$ 15,483	$ 14,248	$ 12,683

In 2003, total other expenses increased $1.2 million, or 9%, from the 2002 level. Employee costs increased $651,000, or 53% of the total while occupancy and equipment costs rose $115,000. All other expenses increased $469,000, or 38% of the total increase. The company's overhead ratio was 2.00% in 2003 compared to 1.99% in 2002.

Salary and benefit costs comprise approximately one-half of the company's non-interest expense. Salaries increased $492,000 in 2003, including a $182,000 expense for stock options which reflects the early adoption of SFAS No. 148 "Accounting for Stock Based Compensation". Please refer to Note 12 to the financial statements for a complete disclosure of stock-based compensation. Exclusive of stock-based compensation, salaries increased $310,000, or 6%, due to merit increases and the additional costs associated with expansion. At December 31, 2003, the company had 227 full-time equivalent employees on staff compared to the 210 reported on December 31, 2002.


Total Assets $ in millions
540
584
676
735
816
1999
2000
2001
2002
2003

Occupancy and equipment costs increased 6% and 3%, respectively, due primarily to costs associated with a new community office. All other operating expenses increased $469,000, or 10%. Much of the increase was attributed to rising data processing costs and expenses associated with a new office.

During 2002, total other expenses increased $1,565,000, or 12%, over the prior year. Employee costs rose $834,000 which was over 50% of the increase. Occupancy and equipment costs rose $384,000 and all other expenses increased $347,000, or 8%. The company's overhead ratio, which measures non-interest expense as a percentage of average assets, was 1.99% in 2002 compared to 1.97% in 2001.

Salary and benefit costs comprised 49% of the company's total other expenses in 2002. Salaries increased $584,000, or 12% which includes $248,000 attributed to new community offices opened in 2002 and 2001. The $250,000 increase in benefit costs also includes $45,000 due to the new offices as well as increases due to rising health insurance costs, payroll related benefits and a $45,000 increased contribution to the employees' profit sharing plan. At December 31, 2002, the company had 210 full-time equivalent employees on staff, a 5% increase over the 201 reported in 2001.

Occupancy expenses increased $210,000 in 2002 due to the $166,000 of expenses associated with the new offices. Equipment costs rose $174,000, also due to the branch expansion. All other operating expenses rose $347,000, or 8%, due to increased advertising expenses and costs associated with the new offices.

PROVISION FOR INCOME TAXES

During 2003, federal income tax expense increased $96,000 over the 2002 total. The increased expense at the statutory rate due to the earnings improvement was $241,000 but this was reduced by benefits received from tax-exempt income, a reduction in non-deductible interest expense and an increased benefit from other deferred tax items. The company's effective tax rate was 20.0% in 2003 compared to 20.5% last year.

Federal income tax expense increased $362,000 compared to the prior period. The $1.6 million improvement in income before tax resulted in a $545,000 increase in the book tax provision. Benefits received from tax-exempt income had a $100,000 positive effect compared to last year while other deferred tax items decreased book income tax by $95,000. The company's effective tax rate was 20.5% in 2002 and 20.1% in 2001.

FINANCIAL CONDITION

Total assets increased $81 million, or 11%, in 2003 compared to the $59 million, or 9%, increase recorded last year. Liquidity generated from $62


Net Loans $ in millions
359
393
440
488
552
1999
2000
2001
2002
2003

million of new deposits, $14 million of new borrowings and $6 million of capital growth provided funding for $64 million of net loan growth and a $6 million increase in the securities portfolio.

SECURITIES

The primary objectives in managing the company's securities portfolio are to maintain the necessary flexibility to meet liquidity and asset and liability management needs and to provide a stable source of interest income.

Total securities increased $6 million in 2003. The continued low rate environment resulted in $80 million of principal being returned in the form of calls or prepayments while an additional $51 million of bonds were sold prior to maturity. In order to fulfill the objective of the securities portfolio and to remain fully invested, over $141 million of new purchases were added during 2003.

New purchases included $30 million of securities which were funded with structured borrowings, thereby providing a favorable spread between the rate earned on the securities and the cost of the borrowings. As of December 31, 2003, the company had $88 million of these leveraged transactions outstanding. Management remains committed to strategies which limit purchases to those that are virtually free of credit risk and will help to meet the objectives of the company's investment and asset/liability management policies. Other security purchases include bonds which will provide book income at current market rates with minimal extension risk in order to reduce the risk of rising rates. Investment sales were executed to shed the portfolio of high-risk bonds, low earning bonds and bonds which had been reduced in size by principal prepayments to below portfolio parameters.

The following table sets forth the carrying value of securities at the dates indicated (in thousands):

	December 31, 2003	2002	2001
U.S. Treasury securities and obligations of U.S. government agencies	$ 17,771	$ 13,029	$ 10,453
Obligations of state and political subdivisions	61,539	57,864	51,757
Mortgage-backed securities	110,278	127,424	125,240
Corporate debt securities	13,021	425	1,212
Equity securities	8,744	6,750	5,447
Total	$ 211,353	$ 205,492	$ 194,109

LOANS

Total loans increased $65 million, or 13%, in 2003. Real estate loans increased $43 million comprised of a $28 million increase in commercial mortgages, an $8 million increase in other loans secured by real estate, a $4 million increase in home equity loans and a $3 million increase in residential mortgage loans. The increase in residential mortgage loans is net of the sale of over $34 million of loan balances in 2003 to reduce the company's interest rate risk exposure and to create liquidity for future loan fundings. Commercial loans increased $17 million while the $2 million increase in other loans represents loans to state and municipal entities.

The following table sets forth the maturities of securities at December 31, 2003 (in thousands) and the weighted average yields of such securities calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Tax-equivalent adjustments, using a 34% rate, have been made in calculating yields on obligations of state and political subdivisions.

	Within One Year	2 - 5 Years	6 - 10 Years	Over 10 Years	Mortgage-Backed Securities	No Fixed Maturity	Total
U.S. Treasury securities	$ 500	$ 508	$ 0	$ 0	$ 0	$ 0	$ 1,008
Yield	2.03%	1.86%					1.94%
Obligations of U.S. government agencies		5,205	10,396	1,023			16,624
Yield		3.33%	3.55%	4.91%			3.57%
Obligations of state and political subdivisions (1)		1,464	3,817	52,661			57,942
Yield		6.82%	6.94%	7.52%			7.47%
Corporate debt securities			1,621	11,500			13,121
Yield			4.83%	2.78%			3.03%
Mortgage-backed securities					109,922		109,922
Yield					4.91%		4.91%
Equity securities (2)						8,744	8,744
Yield						1.19%	1.19%
Total maturities	$ 500	$ 7,177	$ 15,834	$ 65,184	$ 109,922	$ 8,744	$ 207,361
Weighted yield	2.03%	3.94%	4.50%	6.64%	4.91%	1.19%	5.24%

(1)Yields on state and municipal securities have been adjusted to a tax-equivalent basis using a 34% federal income tax rate.
(2)Yield presented represents 2003 actual return.

Details regarding the loan portfolio for each of the last five years ending December 31 are as follows:

Loans Outstanding
(in thousands)

	2003	2002	2001	2000	1999
Commercial and Financial	$ 132,319	$ 115,651	$ 94,360	$ 79,483	$ 61,337
Real Estate	337,423	294,864	274,255	246,061	230,029
Installment	66,981	63,258	62,786	62,504	65,075
Other	22,052	20,343	14,077	10,327	7,517
Total Loans Gross	558,775	494,116	445,478	398,375	363,958
Allowance for Credit Losses	(6,578)	(6,140)	(5,594)	(5,250)	(4,714)
Net Loans	$ 552,197	$ 487,976	$ 439,884	$ 393,125	$ 359,244

The following schedule shows the repricing distribution of loans outstanding as of December 31, 2003. Also provided are these amounts classified according to sensitivity to changes in interest rates.

Loans Outstanding - Repricing Distribution
(in thousands)

	Within One Year	One to Five Years	Over Five Years	Total
Commercial and Financial	$ 113,595	$ 16,869	$ 1,855	$ 132,319
Real Estate	209,208	73,934	54,281	337,423
Installment	2,769	60,789	3,423	66,981
Other	7,151	6,887	8,014	22,052
Total	$ 332,723	$ 158,479	$ 67,573	$ 558,775
Loans with predetermined interest rates	$ 6,896	$ 86,329	$ 57,413	$ 150,638
Loans with floating rates	325,827	72,150	10,160	408,137
Total	$ 332,723	$ 158,479	$ 67,573	$ 558,775

ASSET QUALITY

The company manages credit risk through the application of policies and procedures designed to foster sound underwriting and credit monitoring practices, although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond the company's control.

The company's risk management committee meets quarterly or more often as required and makes recommendations to the board of directors regarding provisions for credit losses. The committee reviews individual problem credits and ensures that ample reserves are established considering both general allowances and specific allocations.

The following schedule reflects various non-performing categories as of December 31 for each of the last five years:

	2003	2002	2001	2000	1999
	(in thousands)				
Nonaccrual:					
Impaired	$ 0	$ 0	$ 0	$ 0	$ 0
Other	844	37	343	645	288
Loans past due 90 days or more and still accruing	622	299	426	224	498
Other Real Estate Owned	0	0	50	0	0
Total Non-Performing Assets	$ 1,466	$ 336	$ 819	$ 869	$ 786

During 2003, total non-performing assets increased $1.1 million due to an $807,000 increase in nonaccrual loans and a $323,000 increase in loans past due over ninety days. Management believes that of the loans currently carried as nonaccrual, loss potential only exists on $444,000 of the balances and that the majority is secured by collateral, resulting in minimal exposure. Any loss realized on these loans and past due loans would be limited to any collateral deficiency upon disposition. The balance of other real estate owned on December 31, 2003 was $0.

In 2002, total non-performing assets decreased $483,000. Nonaccrual loans decreased $306,000 as $223,000 of the balances carried at December 31, 2001 were charged off and $80,000 were paid in full. Loans past due over 90 days decreased $127,000 in 2002, while the $50,000 carried as other real estate owned at December 31, 2001 was recovered in full during 2002

On December 31, 2003, the company's ratio of nonaccrual loans to total loans was .15% compared to the .01% reported in 2002. We continue to rank well ahead of peer banks in measurements of delinquency. The company continues to acknowledge the weakness in local real estate markets, emphasizing strict underwriting standards to minimize the negative impact of the current environment.

The following table presents an allocation of the allowance for credit losses as of the end of each of the last five years:

LOAN LOSS RESERVE ALLOCATION
(in thousands)

	December 31, 2003		December 31, 2002		December 31, 2001		December 31, 2000		December 31, 1999	
	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans
Commercial and Financial	$ 4,449	76%	$ 4,154	76%	$ 1,577	72%	$ 2,483	67%	$ 2,917	61%
Real Estate	53	4%	44	5%	138	7%	190	12%	89	13%
Installment	259	20%	210	19%	183	21%	98	21%	94	26%
Unallocated	1,817	-	1,732	-	3,696	-	2,479	-	1,614	-
	$ 6,578	100%	$ 6,140	100%	$ 5,594	100%	$ 5,250	100%	$ 4,714	100%

ALLOWANCE FOR CREDIT LOSSES

The following schedule presents an analysis of the allowance for credit losses for each of the last five years (in thousands):

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Balance, January 1	$ 6,140	$ 5,594	$ 5,250	$ 4,714	$ 4,283
Charge-Offs:					
Commercial and Financial	314	256	233	70	123
Real Estate	109	455	474	268	462
Installment	579	307	360	355	271
Total Charge-Offs	1,002	1,018	1,067	693	856
Recoveries on Charged-Off Loans:					
Commercial and Financial	13	2	6	10	23
Real Estate	7	10	20	122	154
Installment	220	152	165	127	90
Total Recoveries	240	164	191	259	267
Net Charge-Offs	762	854	876	434	589
Provision for Credit Losses	1,200	1,400	1,220	970	1,020
Balance, December 31	$ 6,578	$ 6,140	$ 5,594	$ 5,250	$ 4,714
Net Charge-Offs during the period as a percentage of average loans outstanding during the period	.15%	.18%	.21%	.11%	.17%
Allowance for credit losses as a percentage of net loans outstanding at end of period	1.18%	1.24%	1.26%	1.32%	1.30%

Net charge-offs decreased in 2003 to .15% of average loans. The commercial and mortgage loan change-off's include writedowns on credits incurred in the normal course of business. The installment charge-off's include $438,000 of indirect auto loans of which $210,000 was recovered through sales in 2003. In 2003, $9,000 of balances carried as nonaccrual on December 31, 2002 were charged-off. There were no charge-off's incurred on any loans carried as nonaccrual on December 31, 2003.

DEPOSITS

The primary source of funds to support the company's growth is its deposit base, and emphasis has been placed on accumulating new deposits while making every effort to retain current relationships. Total deposits increased $62 million in 2003 comprised of $76 million in low-cost savings and demand accounts and a $14 million reduction in time deposit balances.

The average daily amount of deposits and rates paid on such deposits is summarized for the periods indicated in the following table (in thousands):

	Year Ended December 31,					
	2003		2002		2001	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	$ 68,273		$ 57,926		$ 48,104	
Interest-bearing demand deposits	116,196	0.94%	104,968	1.67%	93,583	2.72%
Savings deposits	66,974	0.89%	56,878	1.41%	46,892	2.03%
Time deposits	321,682	2.95%	318,321	3.82%	307,480	5.55%
Total	$ 573,125		$538,093		$ 496,059	

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2003, are summarized as follows:

Time Certificates Of Deposit (in thousands)	
3 months or less	$ 41,316
Over 3 through 6 months	13,933
Over 6 through 12 months	20,199
Over 12 months	15,927
Total	$ 91,375

ASSET AND LIABILITY MANAGEMENT

The major objectives of the company's asset and liability management are to (1) manage exposure to changes in the interest rate environment to achieve a neutral interest sensitivity position within reasonable ranges, (2) ensure adequate liquidity and funding, (3) maintain a strong capital base, and (4) maximize net interest income opportunities. The company manages these objectives through its Senior Management and Asset and Liability Management Committees (ALCO). Members of the committees meet regularly to develop balance sheet strategies affecting the future level of net interest income, liquidity and capital. Items that are considered in asset and liability management include balance sheet forecasts, the economic environment, the anticipated direction of interest rates and the company's earnings sensitivity to changes in these rates.

INTEREST RATE SENSITIVITY

The company analyzes its interest sensitivity position to manage the risk associated with interest rate movements through the use of gap analysis and simulation modeling. Interest rate risk arises from mismatches in the repricing of assets and liabilities within a given time period. Gap analysis is an approach used to quantify these differences. A positive gap results when the amount of interest-sensitive assets exceeds that of interest-sensitive liabilities within a given time period. A negative gap results when the amount of interest-sensitive liabilities exceeds that of interest-sensitive assets.


Reserve To Total Loans %
1.30
1.32
1.26
1.24
1.18
1999
2000
2001
2002
2003


Total Deposits
$ in millions
411
460
517
540
602
1999
2000
2001
2002
2003

The following schedule illustrates the company's interest rate gap position as of December 31, 2003 which measures sensitivity to interest rate fluctuations for certain interest sensitivity periods.

Interest Rate Sensitivity Analysis
as of December 31, 2003
(in thousands)

	Rate Sensitive						
	1 to 90 Days	91 to 180 Days	181 to 365 Days	1 to 5 Years	Beyond 5 Years	Not Rate Sensitive	Total
Commercial loans	$ 302,305	$ 4,668	$ 13,148	$ 80,682	$ 24,810	$ 0	$ 425,613
Mortgage loans	1,741	835	3,118	9,258	9,307	0	24,259
Installment loans	20,939	6,009	12,291	61,224	8,440	0	108,903
Total Loans	324,985	11,512	28,557	151,164	42,557	0	558,775
Securities-taxable	8,599	8,146	14,055	88,402	26,748	8,744	154,694
Securities-tax free	1,671	935	0	24,413	29,640	0	56,659
Total Securities	10,270	9,081	14,055	112,815	56,388	8,744	211,353
Interest-bearing deposits with banks	990	198	1,485	0	0	0	2,673
Federal funds sold	0	0	0	0	0	0	0
Total Money Market Assets	990	198	1,485	0	0	0	2,673
Total Earning Assets	336,245	20,791	44,097	263,979	98,945	8,744	772,801
Non-earning assets	0	0	0	0	0	50,080	50,080
Allowance for credit losses	0	0	0	0	0	(6,578)	(6,578)
Total Assets	$ 336,245	$ 20,791	$ 44,097	$ 263,979	$ 98,945	$ 52,246	$ 816,303
Interest-bearing demand deposits	$ 138,021	$ 0	$ 0	$ 0	$ 0	$ 0	$ 138,021
Savings deposits	87,137	561	798	0	0	0	88,496
Time deposits $100,000 and over	41,316	13,933	20,199	14,679	1,248	0	91,375
Other time deposits	49,700	33,594	48,173	73,419	5,373	0	210,259
Total Interest-Bearing Deposits	316,174	48,088	69,170	88,098	6,621	0	528,151
Borrowed funds and other interest-bearing liabilities	21,679	5,373	4,415	38,619	70,335	0	140,421
Total Interest-Bearing Liabilities	337,853	53,461	73,585	126,717	76,956	0	668,572
Demand deposits	0	0	0	0	0	73,918	73,918
Other liabilities	0	0	0	0	0	5,075	5,075
Stockholders' equity	0	0	0	0	0	68,738	68,738
Total Liabilities and Stockholders' Equity	$ 337,853	$ 53,461	$ 73,585	$ 126,717	$ 76,956	$147,731	$ 816,303
Interest Rate Sensitivity Gap	$ (1,608)	$ (32,670)	$ (29,488)	$ 137,262	$ 21,989	$(95,485)	
Cumulative Gap	$ (1,608)	$ (34,278)	$ (63,766)	$ 73,496	$ 95,485		

While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest income, the gap report has some limitations and does not present a complete picture of interest rate sensitivity. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assumptions must be made to construct a gap table. For example, non-maturity deposits are assigned a repricing interval based on internal assumptions. Management can influence the actual repricing of these deposits independent of the gap assumption. Third, the gap table represents a one-day position and cannot incorporate a changing mix of assets and liabilities over time as interest rates change.

Because of the limitations of the gap reports, the company uses simulation modeling to project future net interest income streams incorporating the current gap position, the forecasted balance sheet mix, and the anticipated spread relationships between market rates and bank products under a variety of interest rate scenarios.

The company's interest sensitivity at December 31, 2003 was essentially neutral within reasonable ranges; for example, an interest rate fluctuation of up or down 200 basis points would not be expected to have a significant impact on net interest income.

EARNINGS AT RISK AND ECONOMIC VALUE AT RISK SIMULATIONS

The company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond static gap analysis. Although it will continue to measure its static gap position, the company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. The ALCO is responsible for focusing on "earnings at risk" and "economic value at risk", and how both relate to the risk-based capital position when analyzing the interest rate risk.

EARNINGS AT RISK

Earnings at risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities reprice equally and simultaneously with market rates (i.e., savings rate). The ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in the interest rate simulation model.

ECONOMIC VALUE AT RISK

Earnings at risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from the company's existing assets and liabilities. The ALCO examines this ratio monthly utilizing a rate shock of ±200 basis points in the interest rate simulation model. The ALCO recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

The following table illustrates the simulated impact of a 200 basis point upward or downward movement in interest rates on net interest income, and the change in economic value. This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 2003 remained constant. The impact of the rate movements were developed by simulating the effect of rates changing over a twelve-month period from the December 31, 2003 levels.

	RATES + 200	RATES -200
Earnings at risk:		
Percent change in net interest income	3.69%	(.47)%
Economic value at risk:		
Percent change in economic value of equity	(23.97)%	6.00%

Economic value has the most meaning when viewed within the context of risk-based capital. Therefore, the economic value may change beyond the company's policy guideline for a short period of time as long as the risk-based capital ratio is greater than 10%.

LIQUIDITY

The term liquidity refers to the ability of the company to generate sufficient amounts of cash to meet its cash-flow needs. Liquidity is required to fulfill the borrowing needs of the company's credit customers and the withdrawal and maturity requirements of its deposit customers, as well as to meet other financial commitments. Cash and cash equivalents (cash and due from banks and federal funds sold) are the company's most liquid assets. At December 31, 2003 cash and cash equivalents totaled $23.3 million, compared to the December 31, 2002 level of $15.5 million. Financing activities provided $74.4 million and operating activities provided $10.1 million of cash and cash equivalents during the year while investing activities utilized $76.7 million. The cash flows provided by financing activities includes increases in deposits and borrowed funds while the funds provided by operating activities pertains to interest payments received on loans and investments. The cash used in investing activities consists of loan proceeds and security purchases.

Core deposits, which represent the company's primary source of liquidity, averaged $478 million in 2003, an increase of $33 million, or 7%, from the $445 million average in 2002. This increase in average core deposits was supplemented with a $2 million increase in average jumbo certificates and a $15 million increase in average borrowed funds and other interest-bearing liabilities.

The company has other potential sources of liquidity, including repurchase agreements. Additionally, the company can borrow on credit lines established at several correspondent banks and at the Federal Home Loan Bank of Pittsburgh. The Federal Reserve Discount Window also provides a funding source of last resort.

CAPITAL

A strong capital base is essential to the continued growth and profitability of the company and is therefore a management priority. The company's principal capital planning goals are to provide an adequate return to shareholders while retaining a sufficient base from which to provide for future growth, while at the same time complying with all regulatory standards. As more fully described in Note 13 to the financial statements, regulatory authorities have prescribed specified minimum capital ratios as guidelines for determining capital adequacy to help insure the safety and soundness of financial institutions.

The following schedules present information regarding the company's risk-based capital at December 31, 2003, 2002 and 2001 and selected other capital ratios.

CAPITAL ANALYSIS
(in thousands)

	December 31, 2003	2002	2001
Tier I Capital:			
Shareholders' equity	$ 66,103	$ 58,005	$ 51,250
Total Tier I Capital	$ 66,103	$ 58,005	$ 51,250
Tier II Capital:			
Allowable portion of allowance for credit losses	$ 6,578	$ 6,140	$ 5,594
Total Risk-Based Capital	$ 72,681	$ 64,145	$ 56,844
Total Risk-Weighted Assets	$ 633,762	$ 549,300	$ 505,946

CAPITAL RATIOS

	Regulatory Minimum	2003	2002	2001
Total Risk-Based Capital	8.00%	11.47%	11.68%	11.24%
Tier I Risk-Based Capital	4.00%	10.43%	10.56%	10.13%
Tier I Leverage Ratio	4.00%	8.52%	8.09%	7.56%
Return on Assets	N/A	1.11%	1.12%	1.05%
Return on Equity*	N/A	13.15%	13.96%	13.50%
Equity to Assets Ratio*	N/A	8.42%	8.55%	7.66%
Dividend Payout Ratio	N/A	37.83%	35.29%	36.21%

* Includes the effect of SFAS 115 in the amount of $2,635,000 in 2003, $4,838,000 in 2002 and $536,000 in 2001

During 1999, the company implemented a Dividend Reinvestment Plan which has resulted in an influx to capital of $5.3 million to date. The company also adopted stock option plans for directors and senior officers. New capital generated from the exercise of stock options is $1.4 million at December 31, 2003. In November 2002, the company declared a 100% stock dividend which was payable January 31, 2003. As a result of this stock dividend, 2,603,838 new shares were issued on the payable date.

In 2003, regulatory capital increased $8.1 million comprised of a $5.4 million increase in retained earnings after paying cash dividends of $3.3 million, a $1.6 million increase due to the company's dividend reinvestment plan and a $1.1 million increase due to the issuance of shares from the company's stock option plans. As of December 31, 2003, there were 14,170,180 shares of stock available for future sale or stock dividends. The number of shareholders of record at December 31, 2003 was 1,176. Quarterly market highs and lows, dividends paid and known market makers are highlighted in the Investor Information section of this Annual Report. Refer to Note 13 to the financial statements for further discussion of capital requirements and dividend limitations.

ECONOMIC CONDITIONS AND FORWARD OUTLOOK

Economic conditions affect financial institutions, as they do other businesses, in a number of ways. Rising inflation affects all businesses through increased operating costs but affects banks primarily through the manner in which they manage their interest sensitive assets and liabilities in a rising rate environment. Economic recession can also have a material effect on financial institutions as the assets and liabilities affected by a decrease in interest rates must be managed in a way that will maximize the largest component of a bank's income, that being net interest income. Recessionary periods may also tend to decrease borrowing needs and increase the uncertainty inherent in the borrowers' ability to pay previously advanced loans. Additionally, reinvestment of investment portfolio maturities can pose a problem as attractive rates are not as available. Management closely monitors the interest rate risk of the balance sheet and the credit risk inherent in the loan portfolio in order to minimize the effects of fluctuations caused by changes in general economic conditions.

While we are optimistic about the prospect of continued growth and earnings improvement, any forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could vary from those implied for a variety of reasons including:

- A change in interest rates which is more immediate or more significant than anticipated.

- The demand for new loans and the ability of borrowers to repay outstanding debt.

- The timing of expansion plans could be altered by forces beyond our control such as weather or regulatory approvals.

- Our ability to continue to attract new deposits from our marketplace to meet the daily liquidity needs of the company.

As of this writing, the company was not aware of any pronouncements or legislation that would have a material impact on the results of operations.


Stockholders' Equity
$ in millions
37.1
46.7
51.8
62.8
68.7
1999
2000
2001
2002
2003

The Business of First National Community Bancorp, Inc.

THE COMPANY

First National Community Bancorp, Inc. (the "company") is a Pennsylvania business, incorporated in 1997 and is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. The company became an active bank holding company on July 1, 1998 when it assumed ownership of First National Community Bank (the "bank"). On November 2, 2000, the Federal Reserve Bank of Philadelphia approved the company's application to change its status to a financial holding company as a complement to the company's strategic objective. The bank is a wholly-owned subsidiary of the company.

The company's primary activity consists of owning and operating the bank, which provides customary retail and commercial banking services to individuals and businesses. The bank provides practically all of the company's earnings as a result of its banking services.

THE BANK

The bank was established as a national banking association in 1910 as "The First National Bank of Dunmore." Based upon shareholder approval received at a Special Shareholders' Meeting held October 27, 1987, the bank changed its name to "First National Community Bank" effective March 1, 1988. The bank's operations are conducted from offices located in Lackawanna and Luzerne Counties, Pennsylvania:

Office	Date Opened
Main	October 1910
Scranton	September 1980
Dickson City	December 1984
Fashion Mall	July 1988
Wilkes-Barre	July 1993
Pittston Plaza	April 1995
Kingston	August 1996
Exeter	November 1998
Daleville	April 2000
Plains	June 2000
Back Mountain	October 2000
Clarks Green	October 2001
Hanover Township	January 2002
Nanticoke	April 2002
Hazleton	October 2003
Route 315	February 2004

The bank provides many commercial banking services to individuals and businesses, including a wide variety of deposit instruments including Image Checking and E-Statement. Consumer loans include both secured and unsecured installment loans, fixed and variable rate mortgages, home equity term loans and lines of credit and "Instant Money" overdraft protection loans. Additionally, the bank is also in the business of underwriting indirect auto loans which are originated through various auto dealers in northeastern Pennsylvania and dealer floor plan loans. MasterCard and VISA personal credit cards are available through the bank, as well as the FNCB Check Card which allows customers to access their checking account at any retail location that accepts VISA and serves the dual purpose of an ATM card. In the commercial lending field, the bank offers demand and term loans, either secured or unsecured, letters of credit, working capital loans, accounts receivable, inventory or equipment financing loans, and commercial mortgages. In addition, the bank offers MasterCard and VISA processing services to its commercial customers, as well as our Cash Management service which can be accessed with Auto Cash Manager which is personal computer based and FNCBusiness Online, which is Internet based. Both are menu driven products that allow our business customers to have direct access to their account information and the ability to perform internal and external transfers, 24 hours a day, 7 days a week, from their place of business. As a result of the bank's partnership with INVEST, our customers are able to access alternative products such as mutual funds, annuities, stock and bond purchases, etc. directly from our INVEST representatives. The bank also offers customers the convenience of 24-hour banking, seven days a week, through FNCB Online via the Internet and its ATM network. Automated teller machines are available at the following locations:

Community Offices

Dunmore	Daleville
Dickson City	Plains
Fashion Mall	Back Mountain
Pittston	Clarks Green
Scranton	Hanover Township
Wilkes-Barre	Nanticoke
Kingston	Hazleton
Exeter	Route 315

Remote Locations

Petro Truck Stop	98 Grove St., Dupont
Bill's Shursave Supermarket	Rt. 502, Daleville
Convenient Food Mart	3021 N. Main Ave., Scranton
Kwik Joe's	620 N. Blakely St., Dunmore

Additionally, to further enhance 24-hour banking services, Telephone Banking (Account Link), Loan by Phone, and Mortgage Link are available to customers. These services provide consumers the ability to access account information, perform related account transfers, and apply for a loan through the use of a touch tone telephone.

As of December 31, 2003, industry concentrations exist within the following six industries. Loans and lines of credit to each of these industries were as follows:

Shopping Centers/Complexes	$39,633,000
Hotels	$27,488,000
Land Subdivision	$26,581,000
Automobile Dealers	$25,058,000
Restaurants	$24,820,000
Office Complexes/Units	$22,463,000

First lien mortgages on the real estate and a diverse group of borrowers, including carefully selected automobile dealers, provide security against undue risks in the portfolio.

COMPETITION

The bank is one of two financial institutions with principal offices in Dunmore. Primary competition in the Lackawanna County market comes from numerous commercial banks and savings and loan associations operating in the area. Our Luzerne County offices share many of the same competitors we face in Lackawanna County as well as several banks and savings and loans that are not in our Lackawanna County market. Deposit deregulation has intensified the competition for deposits among banks in recent years. Additional competition is derived from credit unions, finance companies, brokerage firms, insurance companies and retailers.

REGULATORY MATTERS

The company is subject to certain annual reporting requirements regarding its business operations. As a registered financial holding company under the Bank Holding Company Act of 1956, as amended, the company is subject to the supervision and examination by the Federal Reserve Board.

The bank is subject to regulation and supervision by the Office of the Comptroller of the Currency, which includes regular examinations of the bank's records and operations. As a member of the Federal Deposit Insurance Corporation (FDIC), the bank's depositors' accounts are insured up to $100,000 per depositor. To obtain this protection for its depositors, the bank pays an assessment and is subject to the regulations of the FDIC. The bank is also a member of the Federal Reserve System and as such is subject to the rules promulgated by the Federal Reserve Board.

EMPLOYEES

As of December 31, 2003 the bank employed 255 persons, including 55 part-time employees.

DESCRIPTION OF PROPERTY

The company owns the principal operating office of the company and the following community offices and Drive-In facilities of the bank:

Office	Address
Main Office	102 East Drinker Street, Dunmore
Dickson City Office	934 Main Avenue, Dickson City
Scranton Office	419-421 Spruce Street, Scranton
Clarks Green Office	269 E. Grove St., Clarks Green
Nanticoke	194 South Market Street, Nanticoke
Hazleton	330-352 West Broad Street, Hazleton

The bank conducts the following branch operations from leased facilities:

Office	Address
Fashion Mall Office	277 Scranton/Carbondale Hwy, Scranton
Wilkes-Barre Office	23 W. Market Street, Wilkes-Barre
Pittston Plaza Office	1700 N. Township Blvd., Pittston
Kingston Office	754 Wyoming Avenue, Kingston
Exeter Office	1625 Wyoming Avenue, Exeter
Daleville Office	Route 502 & 435, Daleville
Plains Office	27 North River Road, Plains
Back Mountain Office	169 North Memorial Hwy, Shavertown
Hanover Twp. Office	734 San Souci Parkway, Hanover Twp.
Route 315 Office	40 Highway 315, Pittston

The bank also leases a facility in Dunmore for back office operations and certain senior administrative offices. As of December 31, 2003 the bank owned three other properties located in Dunmore. These properties are intended for future expansion.

FIRST NATIONAL COMMUNITY BANCORP, INC.

OFFICERS

Louis A. DeNaples
Chairman

J. David Lombardi
President and Chief Executive Officer

Michael J. Cestone, Jr.
Secretary

William S. Lance
Treasurer

DIRECTORS OF THE CORPORATION AND BANK

Louis A. DeNaples
Chairman of the Boards of the Company and the Bank
President, DeNaples Auto Parts, Inc.
Vice President, F & L Realty Corp.

J. David Lombardi
President and Chief Executive Officer of the Company and the Bank

Michael J. Cestone, Jr.
Secretary of the Boards of the Company and the Bank
President, M.R. Co. (a corporation)
CEO, S.G. Mastriani Company

Michael G. Cestone
President, S.G. Mastriani Company

Joseph Coccia
President, Coccia Ford, Inc.
President, Coccia Lincoln Mercury, Inc.

William P. Conaboy
Vice President, General Counsel, Allied Services

Michael T. Conahan
President Judge
Luzerne County Court of Common Pleas

Dominick L. DeNaples
Vice President, DeNaples Auto Parts, Inc.
President, F & L Realty Corp.

Joseph J. Gentile
President, Dunmore Oil Co., Inc.

Joseph O. Haggerty
Retired Superintendent
Dunmore School District

John P. Moses
Partner, Moses & Gelso, L.L.P.
Attorneys at Law

John R. Thomas
Retired Executive

George N. Juba
Director Emeritus

FIRST NATIONAL COMMUNITY BANK OFFICERS

J. David Lombardi
President and Chief Executive Officer

Gerard A. Champi
Executive Vice President
Retail Sales Division Manager

Thomas P. Tulaney
Executive Vice President
Commercial Sales Division Manager

Stephen J. Kavulich
First Senior Vice President
Loan Administration/Compliance Division Manager

William S. Lance
First Senior Vice President
Finance Control Division Manager

James M. Bone, Jr., CPA
Senior Vice President
Administrative Services Division Manager

Robert J. Mancuso
Senior Vice President and Cashier
Facilities and Human Resources Division Manager

Richard F. Post, Jr.
Senior Vice President
Loan Review Division Manager

Anthony J. Gabello, CPA
Senior Vice President
Credit and Branch Administrator

Brian C. Mahlstedt
Senior Vice President
Commercial Loan Officer

Salvatore A. Marchese
Senior Vice President
Indirect Lending Manager

Patrick J. Barrett
Vice President
Commercial Loan Officer

James F. Burke
Vice President
Commercial Loan Officer

Joseph A. Castrogiovanni
Vice President
Assistant Comptroller

Donna M. Czerw
Vice President
Branch Operations Specialist

Linda A. D'Amario
Vice President
Comptroller

Paul S. Dunda
Vice President
Information Services Manager

John P. Foley
Vice President
Commercial Loan Officer

Jonathan T. Grande
Vice President
Credit Department Manager

Robert F. Karoscik
Vice President
Community Office Manager

Thomas C. Lunney
Vice President
Property Manager

Anthony T. Rossi
Vice President
Collections Manager

Laurie M. Schwager
Vice President
Community Office Manager

Theresa M. Surma
Vice President
Electronic Banking Manager

James S. Worobey
Vice President
Commercial Loan Officer

Joseph P. Stupak, CFSA
Internal Auditor

Cathy J. Conrad
Assistant Vice President
Senior Credit Analyst

Marilyn K. Dolphin
Assistant Vice President
Community Office Manager

Eileen R. Farber-Bonk
Assistant Vice President
Community Office Manager

Michael J. Germano III
Assistant Vice President
Special Assets Officer

Christine A. Gresh
Assistant Vice President
Community Office Manager

Nancy A. Jeffers
Assistant Vice President
Loan Officer

William E. Keating
Assistant Vice President
Community Office Manager

Lisa L. Kinney
Assistant Vice President
Indirect Lending Officer

Madolyn A. MacArthur
Assistant Vice President
Community Office Manager

Richard D. Padula
Assistant Vice President
Mortgage Loan Originator

Lucy E. Singer
Assistant Vice President
Community Office Manager

Wendy A. Worobey
Assistant Vice President
M.I.S. Manager

Germaine T. Helcoski, CRP
Assistant Auditor

Linda L. Matylewicz
Assistant Cashier
Employment Coordinator

Mark F. McCue
Assistant Cashier
Credit Analyst

Bernice A. Shipp
Assistant Cashier
Community Office Manager

CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except share data)	2003	2002
ASSETS		
Cash and cash equivalents	$ 23,290	$ 15,498
Interest-bearing balances with financial institutions	2,673	3,368
Securities:		
Available-for-sale, at fair value	201,204	197,405
Held-to-maturity, at cost (fair value $1,442 and $1,306)	1,415	1,347
Federal Reserve Bank and FHLB stock, at cost	8,734	6,740
Net loans	552,197	487,976
Bank premises and equipment	8,758	7,102
Accrued interest receivable	3,458	3,308
Other assets	14,574	12,583
TOTAL ASSETS	$ 816,303	$ 735,327
LIABILITIES		
Deposits:		
Demand	$ 73,918	$ 60,598
Interest-bearing demand	138,021	105,142
Savings	88,496	58,850
Time ($100,000 and over)	91,375	82,988
Other time	210,259	232,897
Total deposits	602,069	540,475
Borrowed funds	140,421	126,908
Accrued interest payable	2,031	2,376
Other liabilities	3,044	2,725
Total liabilities	$ 747,565	$ 672,484
STOCKHOLDERS' EQUITY		
Common Stock ($1.25 par)		
Authorized: 20,000,000 shares		
Issued and outstanding: 5,331,835 shares in 2003 and 5,207,676 shares in 2002	$ 6,665	$ 6,510
Additional paid-in capital	15,638	13,065
Retained earnings	43,800	38,430
Accumulated other comprehensive income	2,635	4,838
Total stockholders' equity	68,738	62,843
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 816,303	$ 735,327

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Year Ended December 31, (in thousands, except per share data)	2003	2002	2001
INTEREST INCOME			
Interest and fees on loans	$ 30,738	$ 31,477	$ 33,169
Interest and dividends on securities:			
U.S. Treasury and government agencies	6,534	8,043	8,021
State and political subdivisions	2,853	2,734	2,521
Other securities	455	340	546
Total interest and dividends on securities	9,842	11,117	11,088
Interest on balances with financial institutions	82	138	228
Interest on federal funds sold	43	127	377
TOTAL INTEREST INCOME	40,705	42,859	44,862
INTEREST EXPENSE			
Interest-bearing demand	1,097	1,750	2,549
Savings	599	799	951
Time ($100,000 and over)	2,199	2,750	4,474
Other time	7,278	9,414	12,594
Interest on borrowed funds	6,237	6,086	5,061
TOTAL INTEREST EXPENSE	17,410	20,799	25,629
Net interest income before provision for credit losses	23,295	22,060	19,233
Provision for credit losses	1,200	1,400	1,220
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	22,095	20,660	18,013
OTHER INCOME			
Service charges	1,575	1,371	1,059
Net gain on the sale of securities	657	366	604
Net gain on the sale of loans	555	339	298
Net gain on the sale of other real estate	96	454	91
Other	1,301	1,146	1,099
TOTAL OTHER INCOME	4,184	3,676	3,151
OTHER EXPENSES			
Salaries and employee benefits	7,641	6,990	6,156
Occupancy expense	1,471	1,388	1,178
Equipment expense	1,193	1,161	987
Directors Fees	464	372	376
Advertising expense	575	604	491
Data processing expense	1,116	941	925
Other operating expenses	3,023	2,792	2,570
TOTAL OTHER EXPENSES	15,483	14,248	12,683
INCOME BEFORE INCOME TAXES	10,796	10,088	8,481
Provision for income taxes	2,159	2,063	1,701
NET INCOME	$ 8,637	$ 8,025	$ 6,780
EARNINGS PER SHARE:			
BASIC	$ 1.64	$ 1.56	$ 1.34
DILUTED	$ 1.57	$ 1.50	$ 1.31

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For The Years Ended December 31, (in thousands)	2003	2002	2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Interest received	$ 41,847	$ 44,085	$ 45,456
Fees and commissions received	2,876	2,517	2,158
Interest paid	(17,755)	(21,987)	(26,391)
Cash paid to suppliers and employees	(14,152)	(13,253)	(11,710)
Income taxes paid	(2,759)	(2,579)	(2,112)
NET CASH PROVIDED BY OPERATING ACTIVITIES	10,057	8,783	7,401
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available for sale:			
Proceeds from maturities	500	1,000	500
Proceeds from sales prior to maturity	51,282	40,088	48,827
Proceeds from calls prior to maturity	80,258	46,916	38,306
Purchases	(141,876)	(94,313)	(130,384)
Securities held to maturity:			
Proceeds from calls prior to maturity	0	643	548
Net (increase)/decrease in interest-bearing bank balances	695	(207)	198
Purchase of life insurance	0	0	(6,500)
Net increase in loans to customers	(64,771)	(48,649)	(47,640)
Capital expenditures	(2,740)	(1,584)	(1,692)
NET CASH USED IN INVESTING ACTIVITIES	(76,652)	(56,106)	(97,837)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in demand deposits, money market demand, NOW accounts, and savings accounts	75,846	20,191	33,545
Net increase/(decrease) in certificates of deposit	(14,252)	2,950	23,371
Net increase in borrowed funds	13,513	25,298	30,702
Proceeds from issuance of common stock net of stock issuance costs	1,565	1,238	1,004
Proceeds from issuance of common stock - Stock Option Plans	982	324	117
Cash dividends paid	(3,267)	(2,832)	(2,455)
NET CASH PROVIDED BY FINANCING ACTIVITIES	74,387	47,169	86,284
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,792	(154)	(4,152)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,498	15,652	19,804
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 23,290	$ 15,498	$ 15,652
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Net income	$ 8,637	$ 8,025	$ 6,780
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and accretion, net	1,293	1,169	492
Depreciation and amortization	1,085	1,082	997
Stock based compensation - stock option plans	181	0	0
Provision for credit losses	1,200	1,400	1,220
Provision for deferred taxes	(323)	(528)	(393)
Gain on sale of securities	(657)	(366)	(604)
Gain on sale of loans	(555)	(339)	(298)
Gain on sale of other real estate	(96)	(454)	(91)
Decrease in interest payable	(345)	(1,189)	(762)
Increase in accrued expenses and other liabilities	632	399	498
Increase in prepaid expenses and other assets	(845)	(473)	(540)
Decrease (increase) in interest receivable	(150)	57	102
Total adjustments	1,420	758	621
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 10,057	$ 8,783	$ 7,401

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

For The Years Ended December 31, 2003, 2002 and 2001
(In thousands, except share data)

	COMPREHENSIVE INCOME	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
BALANCES, DECEMBER 31, 2000		5,033,744	$ 6,292	$ 10,491	$ 29,021	$ 880	$ 46,684
Comprehensive Income:							
Net income for the year	$ 6,780				6,780		6,780
Other comprehensive income, net of tax:							
Unrealized loss on securities available-for-sale, net of deferred income tax benefit of $177	(948)						
Reclassification adjustment for gain or loss included in income	604						
Total other comprehensive loss, net of tax	(344)					(344)	(344)
Comprehensive Income	$ 6,436						
Cash dividends paid, $0.49 per share					(2,455)		(2,455)
Proceeds from issuance of Common Stock - stock option plans		8,200	10	112	(5)		117
Proceeds from issuance of Common Stock through dividend reinvestment		65,650	82	963	(41)		1,004
BALANCES, DECEMBER 31, 2001		5,107,594	$ 6,384	$ 11,566	$ 33,300	$ 536	$ 51,786
Comprehensive Income:							
Net income for the year	$ 8,025				8,025		8,025
Other comprehensive income, net of tax:							
Unrealized gain on securities available-for-sale, net of deferred income taxes of $2,216	3,936						
Reclassification adjustment for gain or loss included in income	366						
Total other comprehensive gain, net of tax	4,302					4,302	4,302
Comprehensive Income	$ 12,327						
Cash dividends paid, $0.55 per share					(2,832)		(2,832)
Proceeds from issuance of Common Stock - stock option plans		22,000	28	310	(14)		324
Proceeds from issuance of Common Stock through dividend reinvestment		78,082	98	1,189	(49)		1,238
BALANCES, DECEMBER 31, 2002		5,207,676	$ 6,510	$ 13,065	$ 38,430	$ 4,838	$ 62,843
Comprehensive Income:							
Net income for the year	$ 8,637				8,637		8,637
Other comprehensive income, net of tax:							
Unrealized loss on securities available-for-sale, net of deferred income tax benefit of $1,135	(2,860)						
Reclassification adjustment for gain or loss included in income	657						
Total other comprehensive loss, net of tax	(2,203)					(2,203)	(2,203)
Comprehensive Income	$ 6,434						
Cash dividends paid, $0.62 per share					(3,267)		(3,267)
Stock based compensation - Stock Option Plans				181			181
Proceeds from issuance of Common Stock - stock option plans		64,800	81	901			982
Proceeds from issuance of Common Stock through dividend reinvestment		59,359	74	1,491			1,565
BALANCES, DECEMBER 31, 2003		5,331,835	$ 6,665	$ 15,638	$ 43,800	$ 2,635	$ 68,738

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies that affect the more significant elements of First National Community Bancorp, Inc.'s (the "company") financial statements are summarized below. They have been followed on a consistent basis and are in accordance with generally accepted accounting principles and conform to general practice within the banking industry.

NATURE OF OPERATIONS
The company is a registered bank holding company, incorporated under the laws of the state of Pennsylvania. It is the parent company of First National Community Bank (the "bank") and it's wholly owned subsidiary FNCB Realty, Inc.

The bank provides a variety of financial services to individuals and corporate customers through its sixteen banking locations located in northeastern Pennsylvania. It provides a full range of commercial banking services which includes commercial, residential and consumer lending. Additionally, the bank provides to it's customers a variety of deposit products, including demand checking and interest-bearing deposit accounts.

FNCB Realty, Inc.'s operating activities include the acquisition, holding, and disposition of certain real estate acquired in satisfaction of loan commitments owed by third party debtors to the bank.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of First National Community Bancorp, Inc., the bank and its wholly owned subsidiary FNCB Realty, Inc.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES
Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity. Cost of securities sold is recognized using the specific identification method.

Investments in the Federal Reserve Bank and FHLB stock are carried at cost due to restrictions on their sale due to regulatory requirements.

LOANS
Loans are stated at face value, net of unamortized loan fees and costs and the allowance for credit losses. Interest on all loans is recognized on the accrual basis, based upon the principal amount outstanding.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This is generally when a default of interest or principal has existed for 90 days or more, unless such loan is fully secured and in the process of collection. When the interest accrual is discontinued, interest credited to income in the current year is reversed and the accrual of income from prior years is charged against the allowance for credit losses. Any payments received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of lost interest.

LOAN IMPAIRMENT
The Bank applies the provisions of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, in it's evaluation of the loan portfolio. SFAS 114 requires that certain impaired loans be measured based on the present value of expected future cash flows, net of disposal costs, discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral, net of disposal costs, if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

ALLOWANCE FOR CREDIT LOSSES
The allowance for credit losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for credit losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Amounts are charged off after giving due consideration to such factors as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions. Changes in the allowance relating to impaired loans are charged or credited to the provision for credit losses.

LOAN FEES
Loan origination and commitment fees, as well as certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The bank is generally amortizing these amounts over the life of the related loans except for residential mortgage loans, where the timing and amount of prepayments can be reasonably estimated. For these mortgage loans, the net deferred fees are amortized over an estimated average life of 7.5 years. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

OTHER REAL ESTATE (ORE)
Real estate acquired in satisfaction of a loan and in-substance foreclosures are reported in other assets. In-substance foreclosures are properties in which the borrower has little or no equity in collateral, where repayment of the loan is expected only from the operation or sale of the collateral, and the borrower either effectively abandons control of the property or the borrower has retained control of the property but his ability to rebuild equity based on current financial conditions is considered doubtful. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of cost or fair value (less estimated selling cost for disposal of real estate) at the date actually or constructively received. Costs associated with the repair or improvement of the real estate are capitalized when such costs significantly increase the value of the asset, otherwise, such costs are expensed. An allowance for losses on ORE is maintained for subsequent valuation adjustments on a specific property basis.

BANK PREMISES AND EQUIPMENT
Bank premises and equipment are stated at cost less accumulated depreciation. Routine maintenance and repair expenditures are expensed as incurred while significant expenditures are capitalized.

Depreciation expense is determined on the straight-line method over the following ranges of useful lives:

Buildings and improvements	10 to 40 years
Furniture, fixtures and equipment	3 to 15 years
Leasehold improvements	5 to 30 years

ADVERTISING COSTS

Advertising costs are charged to operations in the year incurred and totaled $575,000, $604,000 and $491,000 in 2003, 2002 and 2001, respectively.

INCOME TAXES

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The company and its subsidiaries file a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the company as if they would have filed on a separate return basis.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

NET INCOME PER SHARE

Basic earnings per share have been computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Such shares amounted to 5,264,489 in 2003, 5,148,126 in 2002 and 5,061,996 in 2001.

Diluted earnings per share have been computed by dividing net income (the numerator) by the weighted-average number of common shares and options outstanding (the denominator) for the period. Such shares amounted to 5,493,595 in 2003, 5,353,427 in 2002 and 5,189,441 in 2001.

All share and per share information has been adjusted to reflect the retroactive effect of the 100% stock dividend paid on January 31, 2003.

STOCK-BASED COMPENSATION

As of January 1, 2003 the Company adopted SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to apply the prospective method as permitted by SFAS No. 148. Accordingly all options granted on and after January 1, 2003 are charged against income at their fair value. Those issued prior to adoption are accounted for on the intrinsic method in accordance with Accounting Principles Board Opinion (APB) No. 25. Refer to the table in Note 12 to the financial statements illustrating the effect on the earnings for the three years presented.

BANK OWNED LIFE INSURANCE

Bank owned life insurance policies (BOLI) are carried at the cash surrender value of the underlying policies. Income on the investments in the policies, net of insurance costs, is recorded as non-interest income.

SEGMENT REPORTING

In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires that public companies report certain information about operating segments in complete sets of financial statements of the company and in condensed financial statements of interim periods issued to shareholders. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. SFAS No. 131 applies to fiscal years beginning after December 15, 1997.

First National Community Bancorp, Inc. is a one bank holding company operating primarily in northeastern Pennsylvania. The primary purpose of the company is the delivery of financial services within its market by means of a branch network located in Lackawanna and Luzerne counties. Each of the company's entities are part of the same reporting segment, whose operating results are regularly reviewed by management. Therefore, consolidated financial statements, as presented, fairly reflect the operating results of the financial services segment of our business.

NEW FINANCIAL ACCOUNTING STANDARDS

The FASB has also issued in 2002 its Statement No. 147, Acquisitions of Certain Financial Institutions. The provisions of this Statement that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. The provisions of this Statement that relate to the application of Statement 144 apply to certain long-term customer-relationship intangible assets recognized in the acquisition of a financial institution, including those acquired in transactions between mutual enterprises. The effective date was October 1, 2002. As noted above, the company has not completed any business combinations, including acquisitions of less-than whole financial institutions and accordingly Management cannot currently assess the effect future adoption of this Statement will have.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor's Accounting and Disclosure for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value and applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes related to an underlying asset, liability or equity security of the guaranteed party. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified subsequent to December 31, 2002. FIN 45 also expands the disclosure to be made by guarantors, effective as of December 31, 2002, to include the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligation under the guarantee. Guarantees for standby letters of credit entered into by the Company are disclosed in Note 11. The Company does not expect the requirements of FIN 45 to have a material impact on its results of operations, financial position or liquidity.

2. RESTRICTED CASH BALANCES:

The bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those reserve balances for the reserve computation period which included December 31, 2003 was $75,000, which amount was satisfied through the restriction of vault cash.

In addition, the bank maintains compensating balances at correspondent banks, most of which are not required, but are used to offset specific charges for services. At December 31, 2003, the amount of these balances was $1,175,000.

3. SECURITIES:

Securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of securities and their approximate fair values (in thousands) at December 31 follow:

Available-for-sale Securities:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Net Carrying Value
December 31, 2003				
U.S. Treasury securities and obligations of U.S. government agencies	$ 17,632	$ 186	$ 47	$ 17,771
Obligations of state and political subdivisions	56,527	3,631	34	60,124
Mortgage-backed securities	109,922	1,212	856	110,278
Corporate debt securities	13,121	4	104	13,021
Equity securities	10	0	0	10
Total	$ 197,212	$ 5,033	$ 1,041	$ 201,204
December 31, 2002				
U.S. Treasury securities and obligations of U.S. government agencies	$ 12,639	$ 390	$ 0	$ 13,029
Obligations of state and political subdivisions	53,769	2,760	12	56,517
Mortgage-backed securities	123,156	4,299	31	127,424
Corporate debt securities	500	0	75	425
Equity securities	10	0	0	10
Total	$ 190,074	$ 7,449	$ 118	$ 197,405

Held-to-maturity Securities:

	Net Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
December 31, 2003				
Obligations of state and political subdivisions	$ 1,415	$ 27	$ 0	$ 1,442
Total	$ 1,415	$ 27	$ 0	$ 1,442
December 31, 2002				
Obligations of state and political subdivisions	$ 1,347	$ 0	$ 41	$ 1,306
Total	$ 1,347	$ 0	$ 41	$ 1,306

The following table shows the amortized cost and approximate fair value of the company's debt securities (in thousands) at December 31, 2003 using contracted maturities. Expected maturities will differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Net Carrying Value	Net Carrying Value	Fair Value
Amounts maturing in:				
One Year or Less	$ 500	$ 503	$ 0	$ 0
One Year through Five Years	7,177	7,366	0	0
After Five Years through Ten Years	15,834	15,956	0	0
After Ten Years	63,769	67,091	1,415	1,442
Mortgage-backed Securities	109,922	110,278	0	0
Total	$ 197,202	$ 201,194	$ 1,415	$ 1,442

Gross proceeds from the sale of securities for the years ended December 31, 2003, 2002, and 2001 were $51,282,000, $40,088,000, and $48,827,000, respectively with the gross realized gains being $999,000, $405,000, and $796,000, respectively, and gross realized losses being $342,000, $39,000, and $192,000, respectively.

At December 31, 2003 and 2002, securities with a carrying amount of $76,692,000 and $93,615,000, respectively, were pledged as collateral to secure public deposits and for other purposes.

4. Loans:

Major classifications of loans are summarized as follows:

	(in thousands) 2003	2002
Real estate loans, secured by residential properties	$ 93,055	$ 78,575
Real estate loans, secured by nonfarm, nonresidential properties	244,368	216,289
Commercial and industrial loans	132,319	115,651
Loans to individuals for household, family and other personal expenditures	66,981	63,258
Loans to state and political subdivisions	21,734	20,256
All other loans, including overdrafts	318	87
Gross loans	558,775	494,116
Less: Allowance for credit losses	(6,578)	(6,140)
Net loans	$ 552,197	$ 487,976

Changes in the allowance for credit losses were as follows:

	(in thousands) 2003	2002	2001
Balance, beginning of year	$ 6,140	$ 5,594	$ 5,250
Recoveries credited to allowance	240	164	191
Provision for credit losses	1,200	1,400	1,220
TOTAL	7,580	7,158	6,661
Losses charged to allowance	1,002	1,018	1,067
Balance, end of year	$ 6,578	$ 6,140	$ 5,594

Information concerning the bank's recorded investment in nonaccrual and restructured loans is as follows:

	(in thousands) 2003	2002
Nonaccrual loans		
Impaired	$ 0	$ 0
Other	844	37
Restructured loans	0	0
Total	$ 844	$ 37

The interest income that would have been earned in 2003, 2002 and 2001 on nonaccrual and restructured loans outstanding at December 31, 2003, 2002 and 2001 in accordance with their original terms approximated $65,000, $4,000 and $43,000. The interest income actually realized on such loans in 2003, 2002 and 2001 approximated $15,000, $0 and $6,000. As of December 31, 2003, there were no outstanding commitments to lend additional funds to borrowers of impaired, restructured or nonaccrual loans.

5. BANK PREMISES AND EQUIPMENT:

Bank premises and equipment are summarized as follows:

	(in thousands) 2003	2002
Land	$ 1,386	$ 1,286
Buildings	4,585	2,989
Furniture, fixtures and equipment	6,380	5,932
Leasehold improvements	3,183	3,358
Total	15,534	13,565
Less accumulated depreciation	6,776	6,463
Net	$ 8,758	$ 7,102

6. DEPOSITS:

At December 31, 2003 time deposits including certificates of deposit and Individual Retirement Accounts have the scheduled maturities as follows:

	(in thousands) Time Deposits $100,000 and Over	Other Time Deposits	Total
2004	$ 75,448	$ 131,466	$ 206,914
2005	6,393	34,459	40,852
2006	2,173	14,956	17,129
2007	5,300	16,796	22,096
2008 and Thereafter	2,061	12,582	14,643
Total	$ 91,375	$ 210,259	$ 301,634

7. BORROWED FUNDS:

Borrowed funds at December 31, 2003 and 2002 include the following (in thousands):

	2003	2002
Treasury Tax and Loan Demand Note	$ 324	$ 1,040
Federal Funds Purchased	0	11,985
Borrowings under Lines of Credit	140,097	113,883
Total	$ 140,421	$ 126,908

Federal funds purchased represent primarily overnight borrowings providing for the short-term funding requirements of the company's banking subsidiary and generally mature within one business day of the transaction. During 2003, the average outstanding balance on these credit lines amounted to $3,504,000 and the average rate paid in 2003 was 1.35%.

The following table presents Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh") advances at their maturity dates (in thousands):

	December 31, 2003 Amount	Weighted Average Interest Rate
Within one year	$ 6,405	5.08%
After one year but within two years	8,742	4.73%
After two years but within three years	22,072	2.24%
After three years but within four years	3,462	4.71%
After four years but within five years	27,250	4.86%
After five years	72,166	4.96%
Total	$ 140,097	4.50%

The FHLB of Pittsburgh advances include $5 million which are immediately adjustable, $11 million which reset quarterly and $124 million with fixed rates. All advances are collateralized either under a blanket pledge agreement by one to four family mortgage loans or with mortgage-backed securities. In addition, the company is required to purchase stock based upon the amount of advances outstanding.

At December 31, 2003, the company had available from the FHLB of Pittsburgh an open line of credit for $76,331,000 which expires on December 15, 2004. The line of credit may bear interest at either a fixed rate or a variable rate, such rate being set at the time of the funding request. In addition, at December 31, 2003, the company had available overnight repricing lines of credit with other correspondent banks totaling $25,000,000. At December 31, 2003 and 2002, the company had $0 and $11,985,000 outstanding with correspondent banks.

The maximum amount of borrowings outstanding at any month end during the years ended December 31, 2003 and 2002 were $160,368,000 and $129,941,000, respectively.

8. BENEFIT PLANS:

The bank has a defined contribution profit sharing plan which covers all eligible employees. The bank's contribution to the plan is determined at management's discretion at the end of each year and funded. Contributions to the plan in 2003, 2002 and 2001 amounted to $420,000, $375,000, and $330,000, respectively.

The bank has an unfunded non-qualified deferred compensation plan covering all eligible bank officers and directors as defined by the plan. This plan permits eligible participants to elect to defer a portion of their compensation. At December 31, 2003, elective deferred compensation amounting to $1,586,000 plus $850,000 in accrued interest has been included in other liabilities in the accompanying balance sheet.

9. INCOME TAXES:

The provision for income taxes included in the statement of income is comprised of the following components (in thousands):

	2003	2002	2001
Current	$ 2,482	$ 2,591	$ 2,094
Deferred	(323)	(528)	(393)
Total	$ 2,159	$ 2,063	$ 1,701

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

	2003	2002
Allowance for Credit Losses	$ 2,236	$ 2,088
Deferred Compensation	828	661
Stock Based Compensation	62	0
Gross Deferred Tax Asset	3,126	2,749
Unrealized Holding Gains on Securities Available-for-Sale	$ (1,357)	$ (2,493)
Deferred Loan Origination Fees	(230)	(150)
Depreciation	(253)	(167)
Gross Deferred Tax Liability	$ (1,840)	$ (2,810)
Deferred Tax Asset Valuation Allowance	(140)	(251)
Net Deferred Tax Assets/(Liabilities)	$ 1,146	$ (312)

The provision for Income Taxes differs from the amount of income tax determined applying the applicable U.S. Statutory Federal Income Tax Rate to pre-tax income from continuing operations as a result of the following differences (in thousands):

	2003	2002	2001
Provision at Statutory Tax Rates	$ 3,671	$ 3,430	$ 2,885
Add (Deduct):			
Tax Effects of Non-Taxable Interest Income	(1,280)	(1,272)	(1,172)
Non-Deductible Interest Expense	115	145	173
Other Items Net	(347)	(240)	(185)
Provision for Income Taxes	$ 2,159	$ 2,063	$ 1,701

The net change in the valuation allowance for deferred tax asset was a decrease of $111,000 in 2003 and $100,000 in 2002. The changes relate to a decrease in the provision for income taxes to which this valuation relates.

10. RELATED PARTY TRANSACTIONS:

At December 31, 2003 and 2002, certain officers and directors and/or their affiliates were indebted to the bank in the aggregate amounts of $25,147,000 and $21,959,000. Such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. During 2003, $42,899,000 of new loans were made and repayments totaled $39,711,000. The bank was also committed under standby letters of credit as described in Note 11.

Deposits from certain officers and directors and/or their affiliates held by the bank at December 31, 2003 and 2002 amounted to $51,171,000 and $57,870,000.

11. COMMITMENTS:

(a) Leases:
At December 31, 2003, the company was obligated under certain noncancelable operating leases with initial or remaining terms of one year or more. Minimum future obligations under noncancelable operating leases in effect at December 31, 2003 are as follows (in thousands):

	FACILITIES	EQUIPMENT
2004	$ 410	$ 107
2005	413	52
2006	257	25
2007	247	20
2008 and thereafter	375	9
Total	$ 1,702	$ 213

Total rental expense under operating leases amounted to $490,000 in 2003, $492,000 in 2002, and $439,000 in 2001.

(b) Financial Instruments with Off-Balance Sheet Risk:
The bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Such financial instruments include commitments to extend credit and standby letters of credit which involve varying degrees of credit, interest rate or liquidity risk in excess of the amount recognized in the balance sheet. The bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

Financial instruments whose contract amounts represent credit risk at December 31 are as follows (in thousands):

	2003	2002
Commitments to extend credit	$ 103,987	$ 92,284
Standby letters of credit	35,668	22,639

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

Letters of credit and financial guarantees are agreements whereby the company guarantees the performance of a customer to a third party. Collateral may be required to support letters of credit in accordance with management's evaluation of the creditworthiness of each customer. The credit exposure assumed in issuing letters of credit is essentially equal to that in other lending activities.

Outstanding commitments to extend credit and standby letters of credit issued to or on behalf of related parties amounted to $10,824,000 and $11,686,000 and $362,000 and $362,000 at December 31, 2003 and 2002, respectively.

(c) Concentration of Credit Risk:
Cash Concentrations: The bank maintains cash balances at several correspondent banks. The aggregate cash balances represent due from bank accounts in excess of the limit covered by the Federal Deposit Insurance Corporation amounting to $944,000 and $456,000 as of December 31, 2003 and 2002, respectively.

Loan Concentrations: At December 31, 2003, 39% of the bank's commercial loan portfolio was concentrated in loans in the following six industries. Substantially all of these loans are secured by first mortgages on commercial properties. Floor plan loans to automobile dealers are secured by a first lien security interest in the vehicle inventories of the dealer.

	In thousands	%
Shopping Centers/Complexes	$ 39,633	9.3%
Hotels	27,488	6.5
Land Subdivision	26,581	6.2
Automobile Dealers	25,058	5.9
Restaurants	24,820	5.8
Office Complexes/Units	22,463	5.3

(d) Other:
The company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the company.

12. STOCK OPTION PLANS:

On August 30, 2000, the Corporation's board of directors adopted an Employee Stock Incentive Plan in which options may be granted to key officers and other employees of the Corporation. The aggregate number of shares which may be issued upon exercise of the options under the plan cannot exceed 400,000 shares. Options and rights granted under the plan may be exercised six months after the date the options are awarded and expire ten years after the award date.

The board of directors also adopted on August 30, 2000, the Independent Directors Stock Option Plan for members of the corporation's board of directors who are not officers or employees of the corporation or its subsidiaries. The aggregate number of shares issuable under the plan cannot exceed 200,000 shares and are exercisable six months from the date the awards are granted for a period of three years.

During the first quarter of calendar 2003, the company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for stock-based employee compensation, effective as of January 1, 2003. Under the prospective method of adoption selected by the company, stock-based compensation cost will be recognized using the fair value method for all awards granted, modified or settled on or after that effective date.

Prior to 2003, the Company measured stock compensation cost using the intrinsic value method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation cost was recognized for stock option awards granted in 2002 and 2001. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to awards made in 2003, 2002 and 2001 consistent with the provisions of SFAS No. 123.

	Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$ 8,637	$ 8,025	$ 6,780
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	120	0	0
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(120)	(149)	(176)
Pro forma net income	$ 8,637	$ 7,876	$ 6,604
Basic Earnings per share:			
As reported	$1.64	$1.56	$1.34
Pro forma	$1.64	$1.53	$1.30
Diluted Earnings per share:			
As reported	$1.57	$1.50	$1.31
Pro forma	$1.57	$1.47	$1.27

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model average assumptions:

	Year Ended December 31,		
	2003	2002	2001
Dividend yield	2.18%	2.93%	2.97%
Expected life	10 years	5.98 years	6.17 years
Expected volatility	21.8%	20%	20%
Risk-free interest rate	.96%	1.70%	3.39%

A summary of the status of the company's stock option plans is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	258,800	$ 15.806	179,800	$ 15.582	98,000	$ 14.275
Granted	35,000	27.520	103,000	15.985	94,000	16.775
Exercised	(64,800)	15.161	(22,000)	14.730	(8,200)	14.275
Forfeited	0	0	(2,000)	16.775	(4,000)	14.275
Outstanding at the end of the year	229,000	$ 17.779	258,800	$ 15.806	179,800	$ 15.582
Options exercisable at year end	194,000	$ 16.021	155,800	$ 15.687	85,800	$ 14.275
Weighted average fair value of options granted during the year		$ 5.19		$ 2.19		$ 2.83

Information pertaining to options outstanding at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$15.985-$16.775	58,000	1.2 years	$16.366	58,000	$16.366
$14.275-$27.520	171,000	8.3 years	18.258	136,000	15.875
	229,000			194,000	

13. REGULATORY MATTERS:

The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(in thousands)

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital						
(to Risk Weighted Assets)	$72,681	11.47%	≥$50,701	≥8.0%	≥$63,376	≥10.0%
Tier I Capital						
(to Risk Weighted Assets)	$66,103	10.43%	≥$25,350	≥4.0%	≥$38,026	≥6.0%
Tier I Capital						
(to Average Assets)	$66,103	8.52%	≥$31,037	≥4.0%	≥$38,797	≥5.0%
As of December 31, 2002:						
Total Capital						
(to Risk Weighted Assets)	$64,145	11.68%	≥$43,944	≥8.0%	≥$54,930	≥10.0%
Tier I Capital						
(to Risk Weighted Assets)	$58,005	10.56%	≥$21,972	≥4.0%	≥$32,958	≥6.0%
Tier I Capital						
(to Average Assets)	$58,005	8.09%	≥$28,678	≥4.0%	≥$35,847	≥5.0%

Banking regulations also limit the amount of dividends that may be paid without prior approval of the bank's regulatory agency. Retained earnings against which dividends may be paid without prior approval of the federal banking regulators amounted to $18,154,000 at December 31, 2003, subject to the minimum capital ratio requirements noted above.

14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 Disclosures about Fair Value of Financial Instruments, (SFAS 107) requires annual disclosure of estimated fair value of on-and off-balance sheet financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short-term investments:
Cash and short-term investments include cash on hand, amounts due from banks, and federal funds sold. For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Interest-bearing balances with financial institutions:
The fair value of these financial instruments is estimated using rates currently available for investments of similar maturities.

Securities:
For securities held for investment purposes, the fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans:
The fair value of loans has been estimated by discounting the future cash flows using the current rates which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:
The fair value of demand deposits, savings deposits, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds:
Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to extend credit and standby letters of credit:
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to

terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The estimated fair values of the bank's financial instruments (in thousands) are as follows:

	December 31, 2003 Carrying Value	December 31, 2003 Fair Value
FINANCIAL ASSETS		
Cash and short term investments	$ 23,290	$ 23,290
Interest-bearing balances with financial institutions	2,673	2,672
Securities	211,353	211,380
Gross Loans	558,775	565,310
FINANCIAL LIABILITIES		
Deposits	$ 602,069	$ 603,976
Borrowed funds	140,421	148,910
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS		
Commitments to extend credit and standby letters of credit	$ 0	$ 280

	December 31, 2002 Carrying Value	December 31, 2002 Fair Value
FINANCIAL ASSETS		
Cash and short term investments	$ 15,498	$ 15,498
Interest-bearing balances with financial institutions	3,368	3,377
Securities	205,492	205,451
Gross Loans	494,116	503,329
FINANCIAL LIABILITIES		
Deposits	$ 540,475	$ 544,618
Borrowed funds	126,908	135,617
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS		
Commitments to extend credit and standby letters of credit	$ 0	$ 158

15. CONDENSED FINANCIAL INFORMATION – PARENT COMPANY ONLY:

Condensed parent company only financial information is as follows (in thousands):

Condensed Balance Sheet December 31,	2003	2002
Assets:		
Cash	$ 243	$ 182
Investment in Subsidiary (equity method)	68,495	62,656
Other assets	0	5
Total Assets	$ 68,738	$ 62,843
Liabilities and Stockholders' Equity:		
Stockholders' equity	$ 68,738	$ 62,843

Condensed Statement of Income for the years ending December 31, 2003, 2002 and 2001

	2003	2002	2001
Income:			
Dividends from Subsidiary	$ 800	$ 1,125	$ 1,375
Equity in Undistributed Income of Subsidiary	7,861	6,926	5,445
Total Income	$ 8,661	$ 8,051	$ 6,820
Expenses	24	26	40
Net Income	$ 8,637	$ 8,025	$ 6,780

Condensed Statement of Cash Flows for the years ending December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash Flows from Operating Activities:			
Net income	$ 8,637	$ 8,025	$ 6,780
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(7,861)	(6,926)	(5,445)
Decrease in other assets	5	31	12
Net Cash Provided by Operating Activities	$ 781	$ 1,130	$ 1,347
Cash Flows from Financing Activities:			
Cash dividends	$ (3,267)	$ (2,832)	$ (2,455)
Proceeds from issuance of common stock net of stock issuance costs	2,547	1,562	1,121
Net Cash Used in Financing Activities	$ (720)	$ (1,270)	$ (1,334)
Increase (decrease) in Cash	$ 61	$ (140)	$ 13
Cash at Beginning of Year	182	322	309
Cash at End of Year	$ 243	$ 182	$ 322

Non-cash investing and financing activities:
In 1999, the company adopted a dividend reinvestment plan. Shares of stock issued in 2003, 2002 and 2001 were 59,359 shares, 78,082 shares and 65,650 shares, respectively, in lieu of paying cash dividends of $1,565,000 in 2003, $1,238,000 in 2002 and $1,004,000 in 2001.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

In thousands, except per share amounts

Quarter Ending	March 31,	June 30,	Sept. 30,	Dec. 31,
2003				
Interest income	$ 10,191	$ 10,163	$ 10,150	$ 10,201
Interest expense	4,608	4,466	4,213	4,123
Net interest income	5,583	5,697	5,937	6,078
Provision for credit losses	325	325	225	325
Other income	1,188	1,217	840	939
Other expenses	3,625	3,665	3,918	4,275
Provision for income taxes	586	618	515	440
Net income	$ 2,235	$ 2,306	$ 2,119	$ 1,977
Earnings per share:				
Basic	$ 0.43	$ 0.44	$ 0.40	$ 0.37
Diluted	$ 0.41	$ 0.42	$ 0.39	$ 0.35
2002				
Interest income	$ 10,685	$ 10,941	$ 10,855	$ 10,378
Interest expense	5,461	5,323	5,160	4,855
Net interest income	5,224	5,618	5,695	5,523
Provision for credit losses	325	325	325	425
Other income	1,114	696	805	1,061
Other expenses	3,455	3,450	3,548	3,795
Provision for income taxes	550	525	550	438
Net income	$ 2,008	$ 2,014	$ 2,077	$ 1,926
Earnings per share:				
Basic	$ 0.39	$ 0.39	$ 0.41	$ 0.37
Diluted	$ 0.38	$ 0.38	$ 0.38	$ 0.36

MARKET PRICES OF STOCK AND DIVIDENDS PAID

The company's common stock is not actively traded. The principal market area for the company's stock is northeastern Pennsylvania, although shares are held by residents of twenty other states across the country. First National Community Bancorp, Inc. is listed in the Over-The-Counter (OTC) Bulletin Board Stocks under the symbol "FNCB". Quarterly market highs and lows and dividends paid for each of the past two years are presented below. These prices represent actual transactions. The company expects that comparable cash dividends will be paid in the future.

	2003 MARKET PRICE		DIVIDENDS PAID
QUARTER	HIGH	LOW	PER SHARE
First	$ 27.80	$ 19.30	$ .14
Second	32.00	27.00	.14
Third	28.00	25.50	.16
Fourth	29.50	25.50	.18
			$ 0.62

	2002 MARKET PRICE		DIVIDENDS PAID
QUARTER	HIGH	LOW	PER SHARE
First	$ 16.50	$ 15.20	$ .125
Second	17.50	15.40	.125
Third	17.13	15.55	.135
Fourth	19.50	16.63	.165
			$ 0.55

*Share and per share information includes the retroactive effect of the 100% stock dividend paid January 31, 2003.

MARKET MAKERS

F.J. Morrissey
1700 Market Street
Suite 1420
Philadelphia, PA 19103
(215) 563-8500

Monroe Securities
47 State Street
Rochester, NY 14614
(716) 546-5560

Ryan, Beck and Co.
220 South Orange Avenue
Livingston, NJ 07039
(973) 597-6000

RBC Dain Rauscher
1211 Avenue of the Americas
32nd Floor
New York, NY 10036
(866) 835-1422

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-9982

Shareholder questions regarding stock ownership should be directed to the Investor Relations Department at Registrar and Transfer Company at 1-800-368-5948.

DIVIDEND CALENDAR

Dividends on the company's common stock, if approved by the Board of Directors, are customarily paid on or about March 15, June 15, September 15 and December 15. Record dates for dividends are customarily on or about March 1, June 1, September 1, and December 1.

SHAREHOLDERS' INQUIRIES

A copy of the company's Annual Report for the year ended December 31, 2003 on Form 10-K, as required to be filed with the Securities and Exchange Commission, may be obtained free of charge by writing to:

Treasurer
First National Community Bancorp, Inc.
102 East Drinker Street
Dunmore, PA 18512

INTERNET ADDRESS
www.fncb.com

E-MAIL ADDRESS
fncb@fncb.com


DIVIDENDS PER SHARE $
$0.40
$0.44
$0.49
$0.55
$0.62
1999
2000
2001
2002
2003

DCO

DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
First National Community Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of First National Community Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits, in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of First National Community Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
January 22, 2004

Wayne Interchange Plaza II 155 Route 46 West Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 Fax: 973-812-0750 www.demetrius-llc.com

MEMBER FIRM OF THE PCPS AND SECPS OF THE AICPA
MEMBER OF DCO INTERNATIONAL L.L.C.

First National Community Bancorp, Inc.
102 E. Drinker Street, Dunmore, PA 18512
www.fncb.com